          FORM 6-K
               SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C. 20549

            Report of Foreign Issuer

                 Pursuant to Rule 13a-16 or 15d-16
                of the Securities Exchange Act of 1934

             For the month of October 2013

                 Commission File Number: 001-02413

               Canadian National Railway Company
                   (Translation of registrant’s name into English)

                      935 de la Gauchetiere Street West
                Montreal, Quebec
                 Canada H3B 2M9
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item1
News Release dated October 22, 2013 entitled, "CN reports Q3-2013 net income of C$705 million, or C$1.67 per diluted share"
"Adjusted Q3-2013 net income was C$724 million, with adjusted diluted EPS rising 13 per cent to C$1.72 (1)"

Item2	Unaudited Interim Financial Statements and Notes thereto

Item3	Management's Discussion and Analysis (U.S. GAAP)

Item4	CEO Certificate

Item5	CFO Certificate

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q3-2013 net income of C$705 million,
or C$1.67 per diluted share

Adjusted Q3-2013 net income was C$724 million, with adjusted diluted EPS rising 13 per cent to C$1.72 (1)

Railway achieved record quarterly revenues
and a 59.8 per cent operating ratio

MONTREAL, Oct. 22, 2013 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the third quarter and nine-month period ended Sept. 30, 2013.

Third-quarter 2013 highlights
•
Third-quarter 2013 net income was C$705 million, or C$1.67 per diluted share, compared with net income of C$664 million, or C$1.52 per diluted share, for third-quarter 2012.  The third-quarter 2013 results included a C$19 million (C$0.05 per diluted share) expense resulting from a one-time deferred income tax adjustment.

•	Excluding the income tax expense, Q3-2013 adjusted diluted earnings per share (EPS) increased 13 per cent to C$1.72 from Q3-2012 diluted EPS of C$1.52. (1)
•
Revenues for the latest quarter increased eight per cent to a quarterly record of C$2,698 million, driven by a four per cent increase in revenue ton-miles, and a three per cent increase in carloadings.

•	Operating income increased 10 per cent to C$1,084 million.
•	The operating ratio improved by 0.8 of a point to 59.8 per cent.
•	Free cash flow totalled C$778 million for the first nine months of 2013, compared with free cash flow of C$1,036 million in the comparable period of 2012. (1)

Claude Mongeau, president and chief executive officer, said: “CN’s agenda of Operational and Service Excellence delivered outstanding financial results for the quarter. All our key operating metrics improved, service levels remained solid and we reached new levels of safety in our train operations.

“With continued focus on supply chain collaboration and solid execution, the CN team is determined to grow its business safely and efficiently at a pace faster than the overall economy and to meet its full-year 2013 financial outlook.” (2)

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. On a constant currency basis that excludes the impact of fluctuations in foreign currency exchange rates, CN’s third-quarter 2013 net income would have been lower by C$14 million, or C$0.03 per diluted share. (1)

Third-quarter 2013 revenues, traffic volumes and expenses
The eight per cent rise in third-quarter revenues was mainly attributable to higher freight volumes due to strong energy markets, market share gains, as well as growth in the North American economy; the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues; freight rate increases; and the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes.

Revenues increased for petroleum and chemicals (17 per cent), intermodal (13 per cent), metals and minerals (11 per cent), forest products (eight per cent), and automotive (seven per cent). Revenues declined for grain and fertilizers (three per cent) and coal (one per cent).

Carloads increased by three per cent while revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased four per cent over the same quarter in 2012.

Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased four per cent over the third quarter of 2012, driven by freight rate increases and the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues, partly offset by an increase in the average length of haul.

Operating expenses increased seven per cent in the third quarter of 2013, mainly due to the negative translation impact of the weaker Canadian dollar on U.S.-dollar-denominated expenses, higher labor and fringe benefits expense, higher depreciation and amortization, as well as increased purchased services and material expense.

(1)	See discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

(2)	See Forward-Looking Statements for a summary of the key assumptions and risks regarding CN’s 2013 outlook.

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

Current assumptions
CN maintains the 2013 financial outlook it issued on Jan. 22, 2013, as well as its plan to invest approximately C$2 billion in capital programs in 2013, which it revised upward from C$1.9 billion on April 22, 2013. Approximately C$1.1 billion of the total expenditure will be targeted on track infrastructure to maintain a safe and fluid railway network. In addition, the Company will invest in projects to support a number of productivity and growth initiatives.

CN made a number of economic and market assumptions in preparing its 2013 outlook. The Company is forecasting that North American industrial production for the year will increase by about two per cent. CN also expects U.S. housing starts to be approximately 950,000 units, and U.S. motor vehicles sales to be approximately 15 million units. In addition, for the 2013/2014 crop year, CN is now assuming Canadian grain production will be well above the five-year average and that U.S. grain production will be above the five-year average. With these assumptions, CN assumes carload growth of two to three per cent, along with continued pricing improvement above inflation. CN assumes the Canadian-U.S. exchange rate to be in the range of C$0.95-C$1.00 for 2013, and that the price of crude oil (West Texas Intermediate) for the year to be in the range of US$90-$100 per barrel.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN (TSX: CNR) (NYSE: CNI) is a true backbone of the economy, transporting approximately C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico. CN – Canadian National Railway Company, along with its operating railway subsidiaries -- serves the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP) - unaudited
(In millions, except per share data)

Item 2

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012

Revenues	$2,698	$2,497	$7,830	$7,386

Operating expenses
Labor and fringe benefits	521	476	1,588	1,489
Purchased services and material	318	304	987	908
Fuel	390	369	1,197	1,124
Depreciation and amortization	241	227	726	687
Equipment rents	68	64	204	185
Casualty and other	76	72	222	230
Total operating expenses	1,614	1,512	4,924	4,623
Operating income	1,084	985	2,906	2,763

Interest expense	(89)	(84)	(266)	(256)

Other income (Note 3)	5	18	75	320
Income before income taxes	1,000	919	2,715	2,827

Income tax expense (Note 7)	(295)	(255)	(738)	(757)
Net income	$705	$664	$1,977	$2,070

Earnings per share (Note 10)
Basic	$1.68	$1.53	$4.67	$4.73
Diluted	$1.67	$1.52	$4.66	$4.71

Weighted-average number of shares
Basic	419.6	433.9	423.1	437.3
Diluted	421.1	435.9	424.6	439.6
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (U.S. GAAP) - unaudited
(In millions)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Net income	$705	$664	$1,977	$2,070

Other comprehensive income (loss)
Foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(134)	(210)	221	(199)
Translation of US dollar-denominated long-term debt designated
as a hedge of the net investment in U.S. subsidiaries	123	202	(197)	189

Pension and other postretirement benefit plans (Note 6):
Amortization of net actuarial loss included in net periodic
benefit cost	56	30	169	92
Amortization of prior service cost included in net periodic
benefit cost	1	1	4	5

Other comprehensive income before income taxes	46	23	197	87
Income tax expense	(32)	(37)	(20)	(51)
Other comprehensive income (loss) (Note 11)	14	(14)	177	36
Comprehensive income	$719	$650	$2,154	$2,106
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP) - unaudited
(In millions)

	September 30	December 31	September 30
	2013	2012	2012

Assets

Current assets:
Cash and cash equivalents	$182	$155	$175
Restricted cash and cash equivalents (Note 4)	529	521	518
Accounts receivable (Note 4)	868	831	845
Material and supplies	317	230	272
Deferred and receivable income taxes	74	43	37
Other	67	89	78
Total current assets	2,037	1,869	1,925

Properties	25,383	24,541	24,004
Intangible and other assets	377	249	349
Total assets	$27,797	$26,659	$26,278

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and other	$1,499	$1,626	$1,631
Current portion of long-term debt (Note 4)	1,488	577	678
Total current liabilities	2,987	2,203	2,309

Deferred income taxes	5,884	5,555	5,603
Pension and other postretirement benefits, net of current portion	589	784	553
Other liabilities and deferred credits	760	776	738
Long-term debt	6,010	6,323	5,770

Shareholders’ equity:
Common shares	4,036	4,108	4,120
Accumulated other comprehensive loss (Note 11)	(3,080)	(3,257)	(2,803)
Retained earnings	10,611	10,167	9,988
Total shareholders’ equity	11,567	11,018	11,305
Total liabilities and shareholders’ equity	$27,797	$26,659	$26,278
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012

Common shares (1)
Balance, beginning of period	$4,063	$4,132	$4,108	$4,141
Stock options exercised and other	8	27	35	105
Share repurchase programs (Note 4)	(35)	(39)	(107)	(126)
Balance, end of period	$4,036	$4,120	$4,036	$4,120

Accumulated other comprehensive loss
Balance, beginning of period	$(3,094)	$(2,789)	$(3,257)	$(2,839)
Other comprehensive income (loss)	14	(14)	177	36
Balance, end of period	$(3,080)	$(2,803)	$(3,080)	$(2,803)

Retained earnings
Balance, beginning of period	$10,416	$9,821	$10,167	$9,378
Net income	705	664	1,977	2,070
Share repurchase programs (Note 4)	(330)	(334)	(988)	(969)
Dividends	(180)	(163)	(545)	(491)
Balance, end of period	$10,611	$9,988	$10,611	$9,988
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three and nine months ended September 30, 2013, the Company issued 0.1 million and 0.7 million common shares, respectively, as a result of stock options exercised and repurchased 3.6 million and 11.1 million common shares, respectively, under its current share repurchase program. At September 30, 2013, the Company had 418.0 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012

Operating activities
Net income	$705	$664	$1,977	$2,070
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	241	227	726	687
Deferred income taxes	13	59	169	331
Gain on disposal of property (Note 3)	-	-	(69)	(281)
Changes in operating assets and liabilities:
Accounts receivable	(3)	(25)	(23)	(37)
Material and supplies	11	3	(84)	(73)
Accounts payable and other	57	50	(146)	140
Other current assets	17	5	28	(6)
Pensions and other, net	25	17	(128)	(495)
Net cash provided by operating activities	1,066	1,000	2,450	2,336

Investing activities
Property additions	(539)	(508)	(1,185)	(1,121)
Disposal of property (Note 3)	-	-	52	311
Change in restricted cash and cash equivalents	(32)	(46)	(8)	(19)
Other, net	(8)	7	(10)	5
Net cash used in investing activities	(579)	(547)	(1,151)	(824)

Financing activities
Issuance of debt (Note 4)	1,096	230	3,228	1,861
Repayment of debt	(932)	(338)	(2,904)	(1,806)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	5	24	28	97
Repurchase of common shares (Note 4)	(383)	(373)	(1,095)	(1,095)
Dividends paid	(180)	(163)	(545)	(491)
Net cash used in financing activities	(394)	(620)	(1,288)	(1,434)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	2	(3)	16	(4)
Net increase (decrease) in cash and cash equivalents	95	(170)	27	74
Cash and cash equivalents, beginning of period	87	345	155	101
Cash and cash equivalents, end of period	$182	$175	$182	$175

Supplemental cash flow information
Net cash receipts from customers and other	$2,633	$2,476	$7,798	$7,396
Net cash payments for:
Employee services, suppliers and other expenses	(1,256)	(1,235)	(4,169)	(4,002)
Interest	(85)	(89)	(259)	(275)
Personal injury and other claims	(16)	(13)	(44)	(57)
Pensions (Note 6)	(11)	(29)	(221)	(587)
Income taxes	(199)	(110)	(655)	(139)
Net cash provided by operating activities	$1,066	$1,000	$2,450	$2,336
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 - Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at September 30, 2013, December 31, 2012 and September 30, 2012, and its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2013 and 2012.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2012 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and the 2012 Annual Consolidated Financial Statements and Notes thereto.

Note 2 - Accounting change

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 added new disclosure requirements to Accounting Standards Codification (ASC) 220, Comprehensive Income, for items reclassified out of accumulated other comprehensive income (AOCI) effective for reporting periods beginning after December 15, 2012. It requires entities to disclose additional information about amounts reclassified out of AOCI by component including changes in AOCI balances and significant items reclassified out of AOCI by the respective line items of net income. The Company has adopted ASU 2013-02 for the reporting period beginning January 1, 2013 and the prescribed disclosures are presented in Note 11 - Accumulated other comprehensive income (loss).

Note 3 - Disposal of property

2013 – Exchange of easements
On June 8, 2013, the Company entered into an agreement with another Class I railroad to exchange perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) without monetary consideration. The Company has accounted for the exchange of easements at fair value pursuant to FASB ASC 845, Nonmonetary Transactions. The transaction resulted in a gain on exchange of easements of $29 million ($18 million after-tax) that was recorded in Other income.

2013 – Disposal of Lakeshore West
On March 19, 2013, the Company entered into an agreement with Metrolinx to sell a segment of the Oakville subdivision in Oakville and Burlington, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), for cash proceeds of $52 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore West at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $40 million ($36 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2012 – Disposal of Bala-Oakville
On March 23, 2012, the Company entered into an agreement with Metrolinx to sell a segment of the Bala and a segment of the Oakville subdivisions in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), for cash proceeds of $311 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Bala-Oakville at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $281 million ($252 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 - Financing activities

Revolving credit facility
The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company exercised such option and on March 22, 2013, the expiry date of the agreement was extended by one year to May 5, 2018. The Company plans to use the credit facility for working capital and general corporate purposes, including backstopping its commercial paper program. As at September 30, 2013, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2012).

Commercial paper
The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at September 30, 2013, the Company had total borrowings of $613 million, of which $515 million was denominated in Canadian dollars and $98 million was denominated in US dollars (US$95 million) presented in Current portion of long-term debt on the Consolidated Balance Sheet (nil as at December 31, 2012). The weighted-average interest rate on these borrowings was 0.98%.

Accounts receivable securitization program
On December 20, 2012, the Company entered into a three-year agreement, commencing on February 1, 2013, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.
The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month. Subject to customary indemnifications, each trust’s recourse is limited to the accounts receivable transferred.
The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the program is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.
The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facility and commercial paper program, and/or access to capital markets.
The Company accounts for its accounts receivable securitization program under ASC 860, Transfers and Servicing. Based on the structure of the program, the Company accounts for the proceeds as a secured borrowing. As such, as at September 30, 2013, the Company recorded $400 million of proceeds received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.16% which is secured by and limited to $463 million of accounts receivable.

Bilateral letter of credit facilities and Restricted cash and cash equivalents
The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 22, 2013, the expiry date of these agreements was extended by one year to April 28, 2016. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at September 30, 2013, the Company had letters of credit drawn of $559 million ($551 million as at December 31, 2012) from a total committed amount of $590 million ($562 million as at December 31, 2012) by the various banks. As at September 30, 2013, cash and cash equivalents of $529 million ($521 million as at December 31, 2012) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Share repurchase programs
On October 22, 2012, the Board of Directors of the Company had approved a share repurchase program which allowed for the repurchase of up to $1.4 billion in common shares, not to exceed 18.0 million common shares, between October 29, 2012 and October 28, 2013 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company repurchased a total of 14.7 million common shares for $1.4 billion under this share repurchase program.
The following table provides the activity under such share repurchase program as well as the share repurchase programs of the prior year:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2013	2012	2013	2012
Number of common shares repurchased (1)	3.6	4.1	11.1	13.3
Weighted-average price per share (2)	$102.34	$89.82	$99.01	$82.32
Amount of repurchase	$365	$373	$1,095	$1,095
(1)	Includes common shares purchased in the first quarters of 2013 and 2012 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees.

See Note 12 – Subsequent events for additional information on the Company’s new share repurchase program approved on October 22, 2013.

Note 5 - Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 10 – Stock plans to the Company’s 2012 Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the three and nine months ended September 30, 2013 and 2012.

	Three months ended September 30		Nine months ended September 30
In millions	2013	2012	2013	2012
Cash settled awards
Restricted share unit plan (1)	$17	$17	$38	$47
Voluntary Incentive Deferral Plan (VIDP)	4	4	17	14
	21	21	55	61
Stock option awards	3	3	7	8

Total stock-based compensation expense	$24	$24	$62	$69

Tax benefit recognized in income	$7	$7	$15	$16
(1)
The nine months ended September 30, 2013 includes the reversal of approximately $20 million of stock-based compensation expense related to the forfeiture of restricted share units by the Company's former Chief Executive Officer and Chief Operating Officer.

Cash settled awards
Following approval by the Board of Directors in January 2013, the Company granted 0.4 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period. In addition, commencing at various dates, for senior and executive management employees (“executive employees”), payout is conditional on compliance with the conditions of their benefit plans, award or employment agreements, including but not limited to non-compete, non-solicitation, and non-disclosure of confidential information conditions. Current or former executive employees who breach such conditions of their benefit plans, award or employment agreements will forfeit the RSU payout. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their benefit plans, award or employment agreement, the Company may at its discretion change the manner of vesting of the RSUs to suspend payout on any RSUs pending resolution of such matter.

As at September 30, 2013, 0.1 million RSUs remained authorized for future issuance under this plan.

In February 2013, the Company entered into confidential agreements to settle compensation amounts subject to non-compete and non-solicitation with its former Chief Executive Officer (CEO) and Chief Operating Officer (COO). As a result, in the quarter ended March 31, 2013, the stock-based compensation liability was reduced by approximately $20 million.

The following table provides the 2013 activity for all cash settled awards:

	RSUs			VIDP
In millions	Nonvested	Vested		Nonvested	Vested
Outstanding at December 31, 2012	0.9	0.7	(1)	-	1.4
Granted (Payout)	0.4	(0.5)		-	(0.3)
Forfeited/Settled	(0.1)	(0.2)	(1)	-	-
Outstanding at September 30, 2013	1.2	-		-	1.1
(1)	The balance outstanding at December 31, 2012 included the units of the RSU payout otherwise due to the Company's former CEO that were in dispute that were settled in the first quarter of 2013.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)					VIDP (2)		Total

Year of grant	2013	2012	2011	2010	2009

Stock-based compensation expense
recognized over requisite service period
Nine months ended September 30, 2013 (3)	$12	$22	$17	$(4)	$(9)	$17		$55
Nine months ended September 30, 2012	N/A	$10	$18	$19	$-	$14		$61

Liability outstanding
September 30, 2013	$12	$46	$63	$-	$-	$125		$246
December 31, 2012	N/A	$24	$45	$70	$18	$134		$291

Fair value per unit
September 30, 2013 ($)	$78.34	$99.10	$103.94	N/A	N/A	$104.37		N/A

Fair value of awards vested during the period
Nine months ended September 30, 2013	$-	$-	$-	$-	N/A	$1		$1
Nine months ended September 30, 2012	N/A	$-	$-	$-	N/A	$1		$1

Nonvested awards at September 30, 2013
Unrecognized compensation cost	$17	$17	$4	$-	N/A	$1		$39
Remaining recognition period (years)	2.3	1.3	0.3	N/A	N/A	N/A	(4)	N/A

Assumptions (5)
Stock price ($)	$104.37	$104.37	$104.37	N/A	N/A	$104.37		N/A
Expected stock price volatility (6)	15%	14%	13%	N/A	N/A	N/A		N/A
Expected term (years) (7)	2.3	1.3	0.3	N/A	N/A	N/A		N/A
Risk-free interest rate (8)	1.25%	1.09%	0.98%	N/A	N/A	N/A		N/A
Dividend rate ($) (9)	$1.72	$1.72	$1.72	N/A	N/A	N/A		N/A
(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	Includes the reversal of stock-based compensation expense related to the forfeiture of restricted share units by the Company's former CEO and COO.
(4)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(5)	Assumptions used to determine fair value are at September 30, 2013.
(6)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(7)	Represents the remaining period of time that awards are expected to be outstanding.
(8)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(9)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Stock option awards
Following approval by the Board of Directors in January 2013, the Company granted 0.5 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At September 30, 2013, 10.1 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at September 30, 2013 was 3.9 million.

The following table provides the activity of stock option awards during 2013, and for options outstanding and exercisable at September 30, 2013, the weighted-average exercise price and the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on September 30, 2013 at the Company’s closing stock price of $104.37 on the Toronto Stock Exchange.

Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2012 (1)	4.3	$52.09
Granted	0.5	$94.94
Forfeited/Cancelled	(0.2)	$70.03
Exercised	(0.7)	$38.37
Outstanding at September 30, 2013 (1)	3.9	$60.46	5.9	$172
Exercisable at September 30, 2013 (1)	2.6	$50.08	4.7	$139
(1)		Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2013	2012	2011	2010	2009	2008	Total

Stock-based compensation expense
recognized over requisite service period (1)
Nine months ended September 30, 2013	$4	$1	$1	$1	$-	N/A	$7
Nine months ended September 30, 2012	N/A	$3	$2	$1	$2	$-	$8

Fair value per unit
At grant date ($)	$17.04	$15.49	$15.66	$13.09	$12.60	$12.44	N/A

Fair value of awards vested during the period
Nine months ended September 30, 2013	$-	$2	$3	$2	$4	N/A	$11
Nine months ended September 30, 2012	N/A	$-	$2	$2	$4	$3	$11

Nonvested awards at September 30, 2013
Unrecognized compensation cost	$4	$3	$1	$-	$-	N/A	$8
Remaining recognition period (years)	3.3	2.3	1.3	0.3	-	N/A	N/A

Assumptions
Grant price ($)	$94.94	$76.70	$68.94	$54.76	$42.14	$48.51	N/A
Expected stock price volatility (2)	23%	26%	26%	28%	39%	27%	N/A
Expected term (years) (3)	5.4	5.4	5.3	5.4	5.3	5.3	N/A
Risk-free interest rate (4)	1.41%	1.33%	2.53%	2.45%	1.97%	3.58%	N/A
Dividend rate ($) (5)	$1.72	$1.50	$1.30	$1.08	$1.01	$0.92	N/A
(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.
(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(5)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 6 - Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management (“executive employees”) subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements (SRS), the Supplemental Executive Retirement Plan (SERP) or the Defined Contribution Supplemental Executive Retirement Plan (DC SERP). Executive employees who breach the non-compete, non-solicitation and non-disclosure of confidential information conditions of the SRS, SERP or DC SERP plans or other employment agreement will forfeit the retirement benefit under these plans. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their SRS, SERP, or DC SERP plan or other employment agreement, the Company may at its discretion withhold or suspend payout of the retirement benefit pending resolution of such matter.

On February 4, 2013, the Company’s COO resigned to join the Company’s major competitor in Canada. As a result, compensation amounts accumulated under non-registered pension plans subject to non-compete and non-solicitation agreements were forfeited. The Company will record an actuarial gain related to the amounts forfeited upon the completion of its next actuarial valuation for accounting purposes, as at December 31, 2013.

For the three and nine months ended September 30, 2013 and 2012, the components of net periodic benefit cost for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

	Three months ended September 30		Nine months ended September 30
In millions	2013	2012	2013	2012
Service cost	$39	$37	$117	$109
Interest cost	165	186	494	554
Settlement gain	-	-	(1)	-
Expected return on plan assets	(240)	(249)	(719)	(745)
Amortization of prior service cost	1	1	3	3
Amortization of net actuarial loss	57	30	170	92
Net periodic benefit cost	$22	$5	$64	$13

(b) Components of net periodic benefit cost for other postretirement benefits

	Three months ended September 30		Nine months ended September 30
In millions	2013	2012	2013	2012
Service cost	$1	$1	$2	$3
Interest cost	3	4	8	10
Amortization of prior service cost	-	-	1	2
Amortization of net actuarial gain	(1)	-	(1)	-
Net periodic benefit cost	$3	$5	$10	$15

Company contributions to its various pension plans are made in accordance with the applicable legislation in Canada and the United States (U.S.) and are determined by actuarial valuations. Actuarial valuations are required on an annual basis both in Canada and the U.S. The actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2012, were filed in June 2013 and identified a going-concern surplus of approximately $1.4 billion and a solvency deficit of approximately $2.1 billion calculated using the three-year average of the Company’s hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. Under Canadian legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date.
Pension contributions made in the first nine months of 2013 and 2012 of $221 million and $587 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan and include voluntary contributions of $100 million and $450 million, respectively. The pension contributions also include contributions for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. Voluntary contributions can be treated as a prepayment against the Company’s required special solvency payments and as at September 30, 2013, the Company had approximately $570 million of accumulated prepayments which

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

remain available to offset future required solvency deficit payments. The Company expects to make total contributions in 2013 of approximately $235 million for all the Company’s pension plans and to apply approximately $100 million from its accumulated prepayments to satisfy the remainder of its estimated 2013 required solvency deficit payment.
Additional information relating to the pension plans is provided in Note 11 – Pensions and other postretirement benefits to the Company’s 2012 Annual Consolidated Financial Statements.

Note 7 - Income taxes

The Company recorded income tax expense of $295 million for the three months ended September 30, 2013 and $738 million for the nine months ended September 30, 2013, compared to $255 million and $757 million, respectively, for the same periods in 2012. Included in the 2013 figures was a net income tax recovery of $7 million consisting of a third quarter $19 million and a second quarter $5 million income tax expense from the enactment of higher provincial corporate income tax rates; a second quarter $15 million income tax recovery from the recognition of U.S. state income tax losses; and a first quarter $16 million income tax recovery from a revision of the apportionment of U.S. state income taxes. Included in the 2012 figures was a second quarter $28 million net income tax expense consisting of a $35 million income tax expense from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery from the recapitalization of a foreign investment.

Note 8 - Major commitments and contingencies

A. Commitments
As at September 30, 2013, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $616 million ($735 million as at December 31, 2012). The Company also has estimated remaining commitments of approximately $285 million (US$275 million), in relation to the U.S. federal government legislative requirement to implement positive train control (PTC) by 2015. In addition, it has estimated remaining commitments of approximately $90 million (US$85 million), in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company, for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns. The Company also has agreements with fuel suppliers to purchase all of its estimated 2013 volume, approximately 90% of its anticipated 2014 volume, 65% of its anticipated 2015 volume, 60% of its anticipated 2016 volume and 20% of its anticipated 2017 volume at market prices prevailing on the date of the purchase.

B. Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at September 30, 2013, the Company had aggregate reserves for personal injury and other claims of $321 million, of which $52 million was recorded as a current liability ($314 million as at December 31, 2012, of which $82 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2013, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 280 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
As at September 30, 2013, the Company had aggregate accruals for environmental costs of $124 million, of which $41 million was recorded as a current liability ($123 million as at December 31, 2012, of which $31 million was recorded as a current liability). The Company anticipates that the majority of the liability at September 30, 2013 will be paid out over the next five years. However, some costs may be paid out over a longer period. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
(iv)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2013 and 2021, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at September 30, 2013, the maximum exposure in respect of these guarantees was $170 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
As at September 30, 2013, the Company, including certain of its subsidiaries, had granted $559 million of irrevocable standby letters of credit and $36 million of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2013, the maximum potential liability under these guarantee instruments was $595 million, of which $525 million related to workers’ compensation and other employee benefit liabilities and $70 million related to equipment under leases and other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The Company had not recorded a liability as at September 30, 2013 with respect to these guarantee instruments as they related to the Company’s future performance and the Company did not expect to make any payments under these guarantee instruments. The majority of the guarantee instruments mature at various dates between 2013 and 2015.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions;
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third-party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements; and

(l)	acquisition agreements.

To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be reasonably determined.
During the period, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be reasonably determined. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 9 - Financial instruments

For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is believed to be consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1:	Quoted prices for identical instruments in active markets.
Level 2:
 Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are  observable or whose significant value drivers are observable.

Level 3:	Significant inputs to the valuation model are unobservable.

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Restricted cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:
The carrying amounts approximate fair value because of the short maturity of these instruments. Cash and cash equivalents and Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are classified as Level 1. Accounts receivable, Other current assets, and Accounts payable and other are classified as Level 2 as they may not be priced using quoted prices, but rather determined from market observable information.

(ii) Intangible and other assets:
Included in Intangible and other assets are equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value is estimated based on the Company’s proportionate share of the underlying net assets. Intangible and other assets are classified as Level 3 as their fair value is based on significant unobservable inputs.

(iii) Debt:
The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company’s debt is classified as Level 2.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at September 30, 2013 and December 31, 2012 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	September 30, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$34	$134	$30	$125
Financial liabilities
Total debt	$7,498	$8,423	$6,900	$8,379

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 10 - Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2013	2012	2013	2012

Net income	$705	$664	$1,977	$2,070

Weighted-average shares outstanding	419.6	433.9	423.1	437.3
Effect of stock options	1.5	2.0	1.5	2.3
Weighted-average diluted shares outstanding	421.1	435.9	424.6	439.6

Basic earnings per share	$1.68	$1.53	$4.67	$4.73
Diluted earnings per share	$1.67	$1.52	$4.66	$4.71

Basic earnings per share are calculated based on the weighted-average number of common shares outstanding over each period. Diluted earnings per share are calculated based on the weighted-average diluted shares outstanding using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period. The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was nil for both the three and nine months ended September 30, 2013, and nil and 0.1 million, respectively, for the corresponding periods in 2012.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 11 - Accumulated other comprehensive income (loss)

The following tables provide the components, the change and the reclassifications out of Accumulated other comprehensive income (loss) for the three and nine months ended September 30, 2013:

In millions	Derivative instruments	Pension and other postretirement benefit plans	Foreign currency items	Total before tax	Tax recovery (expense)		Total net of tax
Beginning balance at July 1, 2013	$8	$(3,174)	$(544)	$(3,710)		$616		$(3,094)
Other comprehensive income (loss)
before reclassifications:
Foreign currency translation
adjustments	-	-	(11)	(11)		(17)		(28)
Amounts reclassified from accumulated
other comprehensive income (loss):
Amortization of net actuarial loss	-	56	-	56	(1)	(15)	(2)	41
Amortization of prior service cost	-	1	-	1	(1)	-	(2)	1
Other comprehensive income (loss)	-	57	(11)	46		(32)		14
Ending balance at September 30, 2013	$8	$(3,117)	$(555)	$(3,664)		$584		$(3,080)

In millions	Derivative instruments	Pension and other postretirement benefit plans	Foreign currency items	Total before tax	Tax recovery (expense)		Total net of tax
Beginning balance at January 1, 2013	$8	$(3,290)	$(579)	$(3,861)		$604		$(3,257)
Other comprehensive income (loss)
before reclassifications:
Foreign currency translation
adjustments	-	-	24	24		25		49
Amounts reclassified from accumulated
other comprehensive income (loss):
Amortization of net actuarial loss	-	169	-	169	(1)	(44)	(2)	125
Amortization of prior service cost	-	4	-	4	(1)	(1)	(2)	3
Other comprehensive income (loss)	-	173	24	197		(20)		177
Ending balance at September 30, 2013	$8	$(3,117)	$(555)	$(3,664)		$584		$(3,080)
(1)
Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 6 - Pensions and other postretirement benefits to the Company's unaudited Interim Consolidated Financial Statements.

(2)	Included in Income tax expense on the Consolidated Statement of Income.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following tables provide the components, the change and the reclassifications out of Accumulated other comprehensive income (loss) for the three and nine months ended September 30, 2012:

In millions	Derivative instruments	Pension and other postretirement benefit plans	Foreign currency items	Total before tax	Tax recovery (expense)		Total net of tax
Beginning balance at July 1, 2012	$8	$(2,684)	$(576)	$(3,252)		$463		$(2,789)
Other comprehensive income (loss)
before reclassifications:
Foreign currency translation
adjustments	-	-	(8)	(8)		(28)		(36)
Amounts reclassified from accumulated
other comprehensive income (loss):
Amortization of net actuarial loss	-	30	-	30	(1)	(8)	(2)	22
Amortization of prior service cost	-	1	-	1	(1)	(1)	(2)	-
Other comprehensive income (loss)	-	31	(8)	23		(37)		(14)
Ending balance at September 30, 2012	$8	$(2,653)	$(584)	$(3,229)		$426		$(2,803)

In millions	Derivative instruments	Pension and other postretirement benefit plans	Foreign currency items	Total before tax	Tax recovery (expense)		Total net of tax
Beginning balance at January 1, 2012	$8	$(2,750)	$(574)	$(3,316)		$477		$(2,839)
Other comprehensive income (loss)
before reclassifications:
Foreign currency translation
adjustments	-	-	(10)	(10)		(28)		(38)
Amounts reclassified from accumulated
other comprehensive income (loss):
Amortization of net actuarial loss	-	92	-	92	(1)	(20)	(2)	72
Amortization of prior service cost	-	5	-	5	(1)	(3)	(2)	2
Other comprehensive income (loss)	-	97	(10)	87		(51)		36
Ending balance at September 30, 2012	$8	$(2,653)	$(584)	$(3,229)		$426		$(2,803)
(1)
Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 6 - Pensions and other postretirement benefits to the Company's unaudited Interim Consolidated Financial Statements.

(2)	Included in Income tax expense on the Consolidated Statement of Income.

Note 12 - Subsequent events

Common stock split
On October 22, 2013, the Board of Directors of the Company approved a two-for-one common stock split which is to be effected in the form of a stock dividend of one additional common share of CN for each share outstanding, payable on November 29, 2013, to shareholders of record on November 15, 2013. At the effective date of the stock split, all equity-based benefit plans and the current share repurchase program will be adjusted to reflect the issuance of additional shares.  All share and per share data for future periods will also reflect the stock split.

Share repurchase program
On October 22, 2013, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 15.0 million common shares before adjusting for the stock split, between October 29, 2013 and October 23, 2014, pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP) - unaudited

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012

Statistical operating data

Rail freight revenues ($ millions)	2,427	2,237	7,093	6,658
Gross ton miles (GTM) (millions)	100,321	96,402	298,169	285,881
Revenue ton miles (RTM) (millions)	52,188	49,999	155,466	149,372
Carloads (thousands)	1,333	1,298	3,880	3,789
Route miles (includes Canada and the U.S.) (1)	20,000	20,000	20,000	20,000
Employees (end of period)	23,664	23,610	23,664	23,610
Employees (average for the period)	23,756	23,573	23,706	23,444

Productivity

Operating ratio (%)	59.8	60.6	62.9	62.6
Rail freight revenue per RTM (cents)	4.65	4.47	4.56	4.46
Rail freight revenue per carload ($)	1,821	1,723	1,828	1,757
Operating expenses per GTM (cents)	1.61	1.57	1.65	1.62
Labor and fringe benefits expense per GTM (cents)	0.52	0.49	0.53	0.52
GTMs per average number of employees (thousands)	4,223	4,090	12,578	12,194
Diesel fuel consumed (US gallons in millions)	96.8	94.5	302.0	288.8
Average fuel price ($/US gallon)	3.52	3.40	3.52	3.45
GTMs per US gallon of fuel consumed	1,036	1,020	987	990

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.67	1.40	1.50	1.40
Accident rate per million train miles (2)	1.31	2.30	1.84	2.22

Financial ratio

Debt-to-total capitalization ratio (% at end of period) (3)	39.3	36.3	39.3	36.3
(1) Rounded to the nearest hundred miles.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.
(3) Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.

Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available, as such certain of the 2012 comparative data and related productivity measures have been restated.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP) - unaudited

	Three months ended September 30				Nine months ended September 30

	2013	2012	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2013	2012	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1))

Revenues (millions of dollars)
Petroleum and chemicals	485	416	17%	13%	1,420	1,213	17%	15%
Metals and minerals	324	293	11%	7%	910	859	6%	4%
Forest products	362	336	8%	5%	1,056	1,008	5%	3%
Coal	186	187	(1%)	(3%)	538	541	(1%)	(1%)
Grain and fertilizers	357	368	(3%)	(5%)	1,141	1,131	1%	-
Intermodal	577	510	13%	12%	1,612	1,496	8%	7%
Automotive	136	127	7%	4%	416	410	1%	-
Total rail freight revenues	2,427	2,237	8%	6%	7,093	6,658	7%	5%
Other revenues	271	260	4%	2%	737	728	1%	-
Total revenues	2,698	2,497	8%	6%	7,830	7,386	6%	5%

Revenue ton miles (millions)
Petroleum and chemicals	11,033	9,461	17%	17%	32,428	27,295	19%	19%
Metals and minerals	5,825	5,229	11%	11%	16,022	15,236	5%	5%
Forest products	7,508	7,545	-	-	22,317	22,533	(1%)	(1%)
Coal	6,057	6,216	(3%)	(3%)	17,342	17,816	(3%)	(3%)
Grain and fertilizers	9,105	10,394	(12%)	(12%)	30,556	32,591	(6%)	(6%)
Intermodal	11,986	10,492	14%	14%	34,722	31,782	9%	9%
Automotive	674	662	2%	2%	2,079	2,119	(2%)	(2%)
	52,188	49,999	4%	4%	155,466	149,372	4%	4%
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.65	4.47	4%	2%	4.56	4.46	2%	1%
Commodity groups:
Petroleum and chemicals	4.40	4.40	-	(3%)	4.38	4.44	(1%)	(3%)
Metals and minerals	5.56	5.60	(1%)	(4%)	5.68	5.64	1%	(1%)
Forest products	4.82	4.45	8%	5%	4.73	4.47	6%	4%
Coal	3.07	3.01	2%	-	3.10	3.04	2%	1%
Grain and fertilizers	3.92	3.54	11%	8%	3.73	3.47	7%	7%
Intermodal	4.81	4.86	(1%)	(2%)	4.64	4.71	(1%)	(2%)
Automotive	20.18	19.18	5%	2%	20.01	19.35	3%	2%

Carloads (thousands)
Petroleum and chemicals	152	152	-	-	452	444	2%	2%
Metals and minerals	285	265	8%	8%	803	778	3%	3%
Forest products	114	111	3%	3%	338	336	1%	1%
Coal	109	117	(7%)	(7%)	316	332	(5%)	(5%)
Grain and fertilizers	126	144	(13%)	(13%)	401	426	(6%)	(6%)
Intermodal	493	455	8%	8%	1,402	1,305	7%	7%
Automotive	54	54	-	-	168	168	-	-
	1,333	1,298	3%	3%	3,880	3,789	2%	2%
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,821	1,723	6%	3%	1,828	1,757	4%	3%
Commodity groups:
Petroleum and chemicals	3,191	2,737	17%	13%	3,142	2,732	15%	13%
Metals and minerals	1,137	1,106	3%	-	1,133	1,104	3%	1%
Forest products	3,175	3,027	5%	2%	3,124	3,000	4%	3%
Coal	1,706	1,598	7%	5%	1,703	1,630	4%	3%
Grain and fertilizers	2,833	2,556	11%	8%	2,845	2,655	7%	6%
Intermodal	1,170	1,121	4%	3%	1,150	1,146	-	-
Automotive	2,519	2,352	7%	4%	2,476	2,440	1%	-
(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this Non-GAAP measure.

Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

For the three and nine months ended September 30, 2013, the Company reported adjusted net income of $724 million, or $1.72 per diluted share and $1,947 million, or $4.60 per diluted share, respectively. The adjusted figures exclude a $19 million ($0.05 per diluted share) income tax expense in the third quarter and a $5 million ($0.01 per diluted share) income tax expense in the second quarter, both resulting from the enactment of higher provincial corporate income tax rates. The adjusted figures also exclude a second quarter gain on exchange of perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) in the amount of $29 million, or $18 million after-tax ($0.04 per diluted share); and a first quarter gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), of $40 million, or $36 million after-tax ($0.08 per diluted share).
For the three and nine months ended September 30, 2012, the Company reported adjusted net income of $664 million, or $1.52 per diluted share and $1,846 million, or $4.20 per diluted share, respectively. The adjusted figures exclude a second quarter net income tax expense of $28 million ($0.06 per diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment; and a first quarter gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), of $281 million, or $252 million after-tax ($0.57 per diluted share).
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2013 unaudited Interim Consolidated Financial Statements and Notes thereto. The following tables provide a reconciliation of net income and earnings per share, as reported for the three and nine months ended September 30, 2013 and 2012, to the adjusted performance measures presented herein.

Three months ended September 30, 2013				Nine months ended September 30, 2013
In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
Revenues	$2,698	$-	$2,698	$7,830	$-	$7,830
Operating expenses	1,614	-	1,614	4,924	-	4,924
Operating income	1,084	-	1,084	2,906	-	2,906
Interest expense	(89)	-	(89)	(266)	-	(266)
Other income	5	-	5	75	(69)	6
Income before income taxes	1,000	-	1,000	2,715	(69)	2,646
Income tax expense	(295)	19	(276)	(738)	39	(699)
Net income	$705	$19	$724	$1,977	$(30)	$1,947
Operating ratio	59.8%		59.8%	62.9%		62.9%
Effective tax rate	29.5%		27.6%	27.2%		26.4%
Basic earnings per share	$1.68	$0.05	$1.73	$4.67	$(0.06)	$4.61
Diluted earnings per share	$1.67	$0.05	$1.72	$4.66	$(0.06)	$4.60

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Three months ended September 30, 2012				Nine months ended September 30, 2012
In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustment	Adjusted
Revenues	$2,497	$-	$2,497	$7,386	$-	$7,386
Operating expenses	1,512	-	1,512	4,623	-	4,623
Operating income	985	-	985	2,763	-	2,763
Interest expense	(84)	-	(84)	(256)	-	(256)
Other income	18	-	18	320	(281)	39
Income before income taxes	919	-	919	2,827	(281)	2,546
Income tax expense	(255)	-	(255)	(757)	57	(700)
Net income	$664	$-	$664	$2,070	$(224)	$1,846
Operating ratio	60.6%		60.6%	62.6%		62.6%
Effective tax rate	27.7%		27.7%	26.8%		27.5%
Basic earnings per share	$1.53	$-	$1.53	$4.73	$(0.51)	$4.22
Diluted earnings per share	$1.52	$-	$1.52	$4.71	$(0.51)	$4.20

Constant currency

Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.04 and $1.02 per US$1.00, respectively, for the three and nine months ended September 30, 2013, and $0.99 and $1.00 per US$1.00, respectively, for the corresponding periods in 2012.
On a constant currency basis, the Company’s 2013 third quarter and first nine-month net income would have been lower by $14 million, or $0.03 per diluted share and $18 million, or $0.04 per diluted share, respectively. The following table presents a reconciliation of 2013 net income as reported to net income on a constant currency basis:

	Three months ended	Nine months ended
In millions	September 30, 2013	September 30, 2013
Net income, as reported	$705	$1,977
Add back:
Positive impact due to the weakening Canadian dollar included in net income	(12)	(15)
Add:
Decrease due to the weakening Canadian dollar on additional year-over-year US$ net income	(2)	(3)
Impact of foreign exchange using constant currency rates	(14)	(18)
Net income, on a constant currency basis	$691	$1,959

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow

The Company generated $341 million and $778 million of free cash flow for the three and nine months ended September 30, 2013, respectively, compared to $333 million and $1,036 million for the same periods in 2012, respectively. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as the sum of net cash provided by operating activities, adjusted for changes in cash and cash equivalents resulting from foreign exchange fluctuations; and net cash used in investing activities, adjusted for changes in restricted cash and cash equivalents, if any, the impact of major acquisitions, if any; and the payment of dividends, calculated as follows:

	Three months ended September 30		Nine months ended September 30
In millions	2013	2012	2013	2012

Net cash provided by operating activities	$1,066	$1,000	$2,450	$2,336
Net cash used in investing activities	(579)	(547)	(1,151)	(824)
Net cash provided before financing activities	487	453	1,299	1,512

Adjustments:
Dividends paid	(180)	(163)	(545)	(491)
Change in restricted cash and cash equivalents	32	46	8	19
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	2	(3)	16	(4)
Free cash flow	$341	$333	$778	$1,036

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Item 3

Management’s discussion and analysis (MD&A) relates to the financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial position and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2013 unaudited Interim Consolidated Financial Statements and Notes thereto as well as the 2012 Annual MD&A.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, and its co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.
CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the nine months ended September 30, 2013, no individual commodity group accounted for more than 21% of total revenues. From a geographic standpoint, 17% of revenues relate to United States (U.S.) domestic traffic, 32% transborder traffic, 20% Canadian domestic traffic and 31% overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the U.S. as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.
See Note 14 – Segmented information to the Company’s 2012 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.
CN’s commitment is to create value for both its customers and shareholders. By deepening customer engagement, leveraging the strength of its franchise, and delivering operational and service excellence, the Company seeks to provide quality and cost-effective service that creates value for its customers.
CN’s corporate goals are generally based on five key financial performance targets: revenues, operating income, earnings per share, free cash flow and return on invested capital, as well as various key operating and customer service metrics that the Company focuses on to measure efficiency, safety and quality of service. By striving for sustainable financial performance through profitable growth, adequate free cash flow and return on invested capital, CN seeks to deliver increased shareholder value. For 2013, the Company’s Board of Directors approved an increase of 15% to the quarterly dividend to common shareholders, from $0.375 in 2012 to $0.430. On October 22, 2012, the Company’s Board of Directors had approved a share repurchase program funded mainly from cash generated from operations, which

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

allowed for the repurchase of up to $1.4 billion in common shares, not to exceed 18.0 million common shares, between October 29, 2012 and October 28, 2013. On October 22, 2013, the Board of Directors of the Company approved a two-for-one common stock split which is to be effected in the form of a stock dividend of one additional common share of CN for each share outstanding, payable on November 29, 2013, to shareholders of record on November 15, 2013. At the effective date of the stock split, all equity-based benefit plans and the current share repurchase program will be adjusted to reflect the issuance of additional shares. All share and per share data for future periods will also reflect the stock split. Also, on October 22, 2013, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 15.0 million common shares before adjusting for the stock split, between October 29, 2013 and October 23, 2014. Share repurchases are made pursuant to a normal course issuer bid at prevailing market prices, plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.
CN’s business model is anchored on five core principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety and sustainability, and developing people. Precision Railroading is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. Precision Railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements in the service provided to customers. Precision Railroading aims to increase velocity, improve reliability, lower costs, enhance asset utilization and, ultimately, help the Company to grow the top line. It has been a key contributor to CN’s earnings growth and improved return on invested capital. The success of the business model is dependent on commercial principles and a supportive regulatory environment, both of which are key to an effective rail transportation marketplace throughout North America.

Providing quality service, controlling costs and focusing on asset utilization
The basic driver of the Company’s business is demand for reliable, efficient, and cost effective transportation. As such, the Company’s focus is the pursuit of its long-term business plan, providing a high level of service to customers, operating safely and efficiently, and meeting short- and long-term financial commitments.
In 2013, the Company expects North American industrial production to increase by approximately two percent, U.S. housing starts to continue to increase significantly, and U.S. automotive sales to further increase modestly. For the 2013/2014 crop year, the Company assumes Canadian grain production to be well above the five-year average and U.S. grain production to be above the five-year average.
To meet its business plan objectives, the Company’s priority is to grow the business at low incremental cost. The Company’s strategy to pursue deeper customer engagement and service improvements is expected to continue to drive growth. Improvements are expected to come from several key thrusts including “first mile-last mile” initiatives that improve customer service at origin and destination, and a supply chain perspective that emphasizes collaboration and better end-to-end service. The Company sees opportunities for growth across most markets, led by energy-related commodities, particularly crude oil and frac sand; by overseas container traffic; by market share gains against truck in domestic intermodal; and a continued recovery in the U.S. housing market. Longer term, the Company also expects continued growth in offshore export markets including metallurgical and thermal coal as well as potash.
To grow the business at low incremental cost and to operate efficiently and safely while maintaining a high level of customer service, the Company continues to invest in capital programs to maintain a safe and fluid railway and pursue strategic initiatives to improve its franchise, as well as undertake productivity initiatives to reduce costs and leverage its assets. Opportunities to improve productivity extend across all functions in the organization. Train productivity is being improved through the acquisition of locomotives that are more fuel-efficient than the ones they replace, which will also improve service reliability for customers and reduce greenhouse gas emissions. In addition, the Company’s locomotives are being equipped with distributed power capability, which allows the Company to run longer, more efficient trains, particularly in cold weather conditions, while improving train handling, reducing train separations and improving the overall safety of operations. These initiatives, combined with CN’s investments in longer sidings over the years, offer train-mile savings, allow for efficient long-train operations and reduce wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information and the optimization of work scheduling and as a result, better management of its engineering forces on the track. The Company also intends to continue focusing on the reduction of accidents and related costs, as well as costs for legal claims and health care.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

CN’s capital expenditure programs support the Company’s commitment to its core principles and strategy and its ability to grow the business profitably. In 2013, CN plans to invest approximately $2.0 billion on capital programs, of which over $1.1 billion is targeted towards track infrastructure to continue operating a safe railway and improve the productivity and fluidity of the network; and includes the replacement of rail, ties, and other track materials, bridge improvements, as well as rail-line improvements for the Elgin, Joliet and Eastern railway property. This amount also includes funds for strategic initiatives and additional enhancements to the track infrastructure in western and eastern Canada as well as in the U.S. In 2013, CN’s equipment capital expenditures are targeted to reach approximately $200 million, allowing the Company to tap growth opportunities and improve the quality of the fleet. In order to handle expected traffic increase and improve operational efficiency, CN took delivery earlier this year of 10 new and 37 second-hand high-horsepower locomotives and expects to take delivery of an additional 30 new high-horsepower locomotives by the end of the first quarter of 2014. CN also expects to spend approximately $700 million on facilities to grow the business including transloads, distribution centers, the recently opened Joliet Intermodal Terminal in Illinois, and the completion of its Calgary Logistics Park project; on information technology to improve service and operating efficiency; and on other projects to increase productivity.
To meet short- and long-term financial commitments, the Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet by monitoring its credit ratios and preserving an investment-grade credit rating to be able to maintain access to public financing. The Company’s principal source of liquidity is cash generated from operations, which can be supplemented by its commercial paper program and its accounts receivable securitization program to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments, pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through share buyback programs, when applicable. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

Delivering responsibly
The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and in the size of its capital programs. Comprehensive plans are in place to address safety, security, employee well-being and environmental management. CN’s Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, and engages employees at all levels of the organization.
The Company has made sustainability an integral part of its business strategy by aligning its sustainability agenda with its business model. As part of the Company’s comprehensive sustainability action plan and to comply with the CN Environmental Policy, the Company engages in a number of initiatives, including the use of fuel-efficient locomotives that reduce greenhouse gas emissions; increasing operational and building efficiencies; investing in virtualization technologies, energy-efficient data centers and recycling programs for information technology systems; reducing, recycling and reusing waste at its facilities and on its network; engaging in modal shift agreements that favor low emission transport services; and participating in the Carbon Disclosure Project to gain a more comprehensive view of its carbon footprint.
The CN Environmental Policy aims to minimize the impact of the Company’s activities on the environment. The Company strives to contribute to the protection of the environment by integrating environmental priorities into the Company’s overall business plan and through the specific monitoring and measurement of such priorities against historical performance and in some cases, specific targets. All employees must demonstrate commitment to the CN Environmental Policy at all times and it is the Environment, Safety and Security Committee of the Board of Directors that has the responsibility of overseeing this policy. This committee’s responsibilities, powers and operation are further described in its charter, which is included in the Company’s Corporate Governance Manual available on CN’s website. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company. The CN Environmental Policy, the Company’s Carbon Disclosure Project report, and the Corporate Citizenship Report “Delivering Responsibly” are available on CN’s website. In 2013, the Company’s sustainability practices earned it a place as the leader in the Transportation and Transportation Infrastructure Industry sector of the Dow Jones Sustainability World Index (DJSI). This is also the second consecutive year that the Company has been listed on the DJSI World Index and the fifth straight year on the DJSI North American Index.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Developing people
CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company. In 2014, CN expects to open two new state-of-the-art training centres located in Winnipeg, Manitoba and suburban Chicago, Illinois as part of a new revitalized company-wide training program aimed at preparing railroaders to be highly skilled, safety conscious and confident in their work environment. The Company continues to address changes in employee demographics that will span multiple years. The Human Resources and Compensation Committee of the Board of Directors reviews the progress made in developing current and future leaders through the Company’s leadership development programs. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool. The leadership development programs are tightly integrated with the Company’s business strategy.

The forward-looking statements discussed in this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statements.

Impact of foreign currency translation on reported results

Although the Company conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange rate fluctuations.
Management’s discussion and analysis includes reference to “constant currency,” which allows the financial results to be viewed without the impact of fluctuations in foreign exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rate of the comparable period of the prior year. The average foreign exchange rates were $1.04 and $1.02 per US$1.00, respectively, for the three and nine months ended September 30, 2013, and $0.99 and $1.00 per US$1.00, respectively, for the corresponding periods in 2012. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Forward-looking statements

Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from growth in North American and global economies; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program. Forward-looking statements could further be identified by the use of terminology such as the Company “believes,” “expects,” “anticipates” or other similar words.
Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business	∙ North American and global economic growth
conditions, including those referring to revenue	∙ Long-term growth opportunities being less affected by current economic
growth opportunities	conditions
∙ Year-over-year carload growth

Statements relating to the Company’s ability to meet debt	∙ North American and global economic growth
repayments and future obligations in the foreseeable future,	∙ Adequate credit ratios
including income tax payments, and capital spending	∙ Investment grade credit rating
∙ Access to capital markets
∙ Adequate cash generated from operations

Statements relating to pension contributions	∙ Adequate cash generated from operations and other sources of financing
∙ Adequate long-term return on investment on pension plan assets
∙ Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S. See the section of this MD&A entitled Business risks for detailed information on major risk factors.
CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financial and statistical highlights

	Three months ended September 30		Nine months ended September 30
$ in millions, except per share data or unless otherwise indicated	2013	2012	2013	2012
	(Unaudited)
Financial results
Revenues	$2,698	$2,497	$7,830	$7,386
Operating income	$1,084	$985	$2,906	$2,763
Net income (1) (2)	$705	$664	$1,977	$2,070

Operating ratio	59.8%	60.6%	62.9%	62.6%

Basic earnings per share (1) (2)	$1.68	$1.53	$4.67	$4.73
Diluted earnings per share (1) (2)	$1.67	$1.52	$4.66	$4.71

Dividend declared per share	$0.430	$0.375	$1.290	$1.125

Financial position
Total assets	$27,797	$26,278	$27,797	$26,278
Total long-term liabilities	$13,243	$12,664	$13,243	$12,664

Statistical operating data and productivity measures (3)
Employees (average for the period)	23,756	23,573	23,706	23,444
Gross ton miles (GTM) per average number of employees (thousands)	4,223	4,090	12,578	12,194
GTMs per US gallon of fuel consumed	1,036	1,020	987	990

(1)
The figures for the three and nine months ended September 30, 2013 include an income tax expense of $19 million ($0.05 per basic or diluted share) resulting from the enactment of higher provincial corporate income tax rates.  The results for the nine months ended September 30, 2013 also include an income tax expense of $5 million ($0.01 per basic or diluted share) resulting from the enactment of higher provincial corporate income tax rates, a gain on exchange of perpetual railroad operating easements on specific rail lines of $29 million, or $18 million after-tax ($0.04 per basic or diluted share) and a gain on disposal of a segment of the Oakville subdivision of $40 million, or $36 million after-tax ($0.08 per basic or diluted share).

(2)
The figures for the nine months ended September 30, 2012 include a net income tax expense of $28 million ($0.06 per basic or diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment; and a gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions of $281 million, or $252 million after-tax ($0.57 per basic or diluted share).

(3)	Based on estimated data available at such time and subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financial results

Third quarter and first nine months of 2013 compared to corresponding periods in 2012

Third quarter 2013 net income was $705 million, an increase of $41 million, or 6%, when compared to the same period in 2012, with diluted earnings per share rising 10% to $1.67. Net income for the nine months ended September 30, 2013 was $1,977 million, a decrease of $93 million, or 4%, when compared to the same period in 2012, with diluted earnings per share decreasing 1% to $4.66.
   Figures for the first nine months of 2013 and 2012 include items affecting the comparability of results. Included in the results for 2013 was a third quarter $19 million ($0.05 per diluted share) and a second quarter $5 million ($0.01 per diluted share) income tax expense from the enactment of higher provincial corporate income tax rates. The results also include a second quarter gain on exchange of perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) in the amount of $29 million, or $18 million after-tax ($0.04 per diluted share) and a first quarter gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), of $40 million, or $36 million after-tax ($0.08 per diluted share). Included in the results for 2012 was a second quarter net income tax expense of $28 million ($0.06 per diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment; and a first quarter gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), of $281 million, or $252 million after-tax ($0.57 per diluted share).
Foreign exchange fluctuations have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, resulted in a positive impact to net income in the third quarter and first nine months of 2013 of $12 million ($0.03 per diluted share) and $15 million ($0.04 per diluted share), respectively.
  Revenues for the three months ended September 30, 2013 increased by $201 million, or 8%, to $2,698 million, when compared to the same period in 2012. Revenues for the first nine months of 2013 increased by $444 million, or 6%, to $7,830 million, when compared to the same period in 2012. The increases were mainly attributable to freight rate increases; higher freight volumes due to strong energy markets, market share gains, as well as growth in the North American economy; the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; and the impact of a higher fuel surcharge of $25 million for the third quarter and $12 million for the first nine months of 2013 as a result of year-over-year increases in applicable fuel prices and higher volumes.

  Operating expenses for the three months ended September 30, 2013 amounted to $1,614 million, compared to $1,512 million in the same period of 2012. Operating expenses for the first nine months of 2013 were $4,924 million, compared to $4,623 million in the same period of 2012. The increase of $102 million, or 7%, in the third quarter was mainly due to the negative translation impact of the weaker Canadian dollar on US dollar-denominated expenses, higher labor and fringe benefits expense, higher depreciation and amortization, as well as increased purchased services and material expense. The increase of $301 million, or 7%, in the first nine months of 2013 was mainly due to higher labor and fringe benefits expense, increased purchased services and material expense, the negative translation impact of the weaker Canadian dollar on US dollar-denominated expenses, increased fuel costs, and higher depreciation and amortization.
The operating ratio, defined as operating expenses as a percentage of revenues, was 59.8% in the third quarter of 2013, compared to 60.6% in the third quarter of 2012, a 0.8-point improvement. The nine-month operating ratio was 62.9% in 2013, compared to 62.6% in 2012, a 0.3-point deterioration.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Revenues

	Three months ended September 30				Nine months ended September 30
In millions, unless otherwise indicated	2013	2012	% Change	% Change at constant currency	2013	2012	% Change	% Change at constant currency
	(Unaudited)
Rail freight revenues	$2,427	$2,237	8%	6%	$7,093	$6,658	7%	5%
Other revenues	271	260	4%	2%	737	728	1%	-
Total revenues	$2,698	$2,497	8%	6%	$7,830	$7,386	6%	5%

Rail freight revenues
Petroleum and chemicals	$485	$416	17%	13%	$1,420	$1,213	17%	15%
Metals and minerals	324	293	11%	7%	910	859	6%	4%
Forest products	362	336	8%	5%	1,056	1,008	5%	3%
Coal	186	187	(1%)	(3%)	538	541	(1%)	(1%)
Grain and fertilizers	357	368	(3%)	(5%)	1,141	1,131	1%	-
Intermodal	577	510	13%	12%	1,612	1,496	8%	7%
Automotive	136	127	7%	4%	416	410	1%	-
Total rail freight revenues	$2,427	$2,237	8%	6%	$7,093	$6,658	7%	5%

Revenue ton miles (RTM) (millions)	52,188	49,999	4%	4%	155,466	149,372	4%	4%
Rail freight revenue/RTM (cents)	4.65	4.47	4%	2%	4.56	4.46	2%	1%

Revenues for the quarter ended September 30, 2013 totaled $2,698 million compared to $2,497 million in the same period in 2012, an increase of $201 million, or 8%. Revenues for the first nine months of 2013 were $7,830 million, an increase of $444 million, or 6%, when compared to the same period in 2012. The increases were mainly attributable to freight rate increases; higher freight volumes due to strong energy markets, market share gains, as well as growth in the North American economy; the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; and the impact of a higher fuel surcharge of $25 million for the third quarter and $12 million for the first nine months of 2013 as a result of year-over-year increases in applicable fuel prices and higher volumes.

Revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, increased by 4% in both the third quarter and first nine months of 2013 when compared to the same periods in 2012. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 4% in the third quarter and 2% in the first nine months of 2013 when compared to the same periods in 2012, driven by freight rate increases and the positive translation impact of the weaker Canadian dollar, partly offset by an increase in the average length of haul.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Petroleum and chemicals

	Three months ended September 30				Nine months ended September 30
	2013	2012	% Change	% Change at constant currency	2013	2012	% Change	% Change at constant currency
Revenues (millions)	$485	$416	17%	13%	$1,420	$1,213	17%	15%
RTMs (millions)	11,033	9,461	17%	17%	32,428	27,295	19%	19%
Revenue/RTM (cents)	4.40	4.40	-	(3%)	4.38	4.44	(1%)	(3%)

The petroleum and chemicals commodity group comprises a wide range of commodities, including chemicals and plastics, refined petroleum products, natural gas liquids, crude oil and sulfur. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy as well as oil and gas production. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in Western Canada, a key oil and gas development area and a major center for natural gas feedstock and world-scale petrochemicals and plastics; and in eastern Canadian regional plants. Revenues for this commodity group increased by $69 million, or 17%, in the third quarter and $207 million, or 17%, in the first nine months of 2013 when compared to the same periods in 2012. The increases in both the third quarter and first nine months of 2013 were mainly due to significantly higher crude oil shipments, freight rate increases, the positive translation impact of a weaker Canadian dollar, and a higher fuel surcharge due to longer haul volumes. These factors were partly offset by lower volumes of sulfur and reduced shipments of refined petroleum products due to a customer conversion to pipeline. Revenue per revenue ton mile was flat in the third quarter and decreased by 1% in the first nine months of 2013 when compared to the same periods in 2012, mainly due to a significant increase in the average length of haul, offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Metals and minerals

	Three months ended September 30				Nine months ended September 30
	2013	2012	% Change	% Change at constant currency	2013	2012	% Change	% Change at constant currency
Revenues (millions)	$324	$293	11%	7%	$910	$859	6%	4%
RTMs (millions)	5,825	5,229	11%	11%	16,022	15,236	5%	5%
Revenue/RTM (cents)	5.56	5.60	(1%)	(4%)	5.68	5.64	1%	(1%)

The metals and minerals commodity group consists primarily of oil and gas materials, steel, iron ore, non-ferrous base metals and ores, construction materials and machinery and dimensional (large) loads. The Company provides unique rail access to base metals, iron ore and frac sand mining as well as aluminum and steel producing regions, which are among the most important in North America. This strong origin franchise, coupled with the Company’s access to port facilities and the end markets for these commodities, has made CN a leader in the transportation of metals and minerals products. The key drivers for this market segment are oil and gas development, automotive production, and non-residential construction. Revenues for this commodity group increased by $31 million, or 11%, in the third quarter and $51 million, or 6%, in the first nine months of 2013 when compared to the same periods in 2012. The increase in the third quarter of 2013 was mainly due to higher volumes of frac sand, iron ore, and non-ferrous metals; the positive translation impact of a weaker Canadian dollar; and freight rate increases. These factors were partly offset by reduced shipments of large diameter pipe, wind power components, and non-ferrous ore. The increase in the first nine months of 2013 was mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar, and higher volumes of frac sand and non-ferrous metals. These factors were partly offset by lower shipments of steel products, non-ferrous ore due to the closure of a zinc concentrate ore mine, and wind power components. Revenue per revenue ton mile decreased by 1% in the third quarter of 2013 when compared to the same period in 2012, mainly due to an increase in the average length of haul, partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases. Revenue per revenue ton mile increased by 1% in the first nine months of 2013 when compared to the same period in 2012, mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar, partly offset by an increase in the average length of haul.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Forest products

	Three months ended September 30				Nine months ended September 30
	2013	2012	% Change	% Change at constant currency	2013	2012	% Change	% Change at constant currency
Revenues (millions)	$362	$336	8%	5%	$1,056	$1,008	5%	3%
RTMs (millions)	7,508	7,545	-	-	22,317	22,533	(1%)	(1%)
Revenue/RTM (cents)	4.82	4.45	8%	5%	4.73	4.47	6%	4%

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the U.S.; for fibers (mainly wood pulp), the consumption of paper, pulpboard and tissue in North American and offshore markets; and for lumber and panels, housing starts and renovation activities primarily in the U.S. Revenues for this commodity group increased by $26 million, or 8%, in the third quarter and $48 million, or 5%, in the first nine months of 2013 when compared to the same periods in 2012. The increases in both the third quarter and first nine months of 2013 were mainly due to freight rate increases; the positive translation impact of a weaker Canadian dollar; and increased shipments of lumber and panels to the U.S. and of lumber to offshore markets, particularly in the third quarter. These factors were partly offset by a decrease in shipments of wood pulp, due to a mill closure in western Canada. Revenue per revenue ton mile increased by 8% in the third quarter and 6% in the first nine months of 2013 when compared to the same periods in 2012, mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar.

Coal

	Three months ended September 30				Nine months ended September 30
	2013	2012	% Change	% Change at constant currency	2013	2012	% Change	% Change at constant currency
Revenues (millions)	$186	$187	(1%)	(3%)	$538	$541	(1%)	(1%)
RTMs (millions)	6,057	6,216	(3%)	(3%)	17,342	17,816	(3%)	(3%)
Revenue/RTM (cents)	3.07	3.01	2%	-	3.10	3.04	2%	1%

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal and metallurgical coal are largely exported via terminals on the west coast of Canada to offshore markets. In the U.S., thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the midwest and southeast U.S., as well as offshore markets via terminals in the Gulf and the Port of Prince Rupert. Revenues for this commodity group decreased by $1 million, or 1%, in the third quarter and $3 million, or 1%, in the first nine months of 2013 when compared to the same periods in 2012. The decrease in the third quarter of 2013 was mainly due to lower volumes of export thermal coal through the Gulf coast, partly offset by higher shipments of export metallurgical coal through west coast ports; the positive translation impact of a weaker Canadian dollar; and freight rate increases. The decrease in the first nine months of 2013 was mainly due to lower volumes of export thermal coal through west coast ports and reduced shipments of domestic thermal coal to U.S. utilities. These factors were partly offset by higher shipments of export metallurgical coal and petroleum coke through west coast ports; freight rate increases; and the positive translation impact of a weaker Canadian dollar. Revenue per revenue ton mile increased by 2% in both the third quarter and first nine months of 2013 when compared to the same periods in 2012, mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar, partly offset by an increase in the average length of haul.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Grain and fertilizers

	Three months ended September 30				Nine months ended September 30
	2013	2012	% Change	% Change at constant currency	2013	2012	% Change	% Change at constant currency
Revenues (millions)	$357	$368	(3%)	(5%)	$1,141	$1,131	1%	-
RTMs (millions)	9,105	10,394	(12%)	(12%)	30,556	32,591	(6%)	(6%)
Revenue/RTM (cents)	3.92	3.54	11%	8%	3.73	3.47	7%	7%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains and feed grain products (including feed barley, feed wheat, peas, corn, ethanol and dried distillers grains), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. Revenues for this commodity group decreased by $11 million, or 3%, in the third quarter and increased $10 million, or 1%, in the first nine months of 2013 when compared to the same periods in 2012. The decrease in the third quarter of 2013 was mainly due to lower volumes of oats, soybeans, barley and export canola. These factors were partly offset by freight rate increases, higher volumes of corn to domestic processing facilities, and the positive translation impact of a weaker Canadian dollar. The increase in the first nine months of 2013 was mainly due to freight rate increases; greater volumes of potash for offshore export, and strong domestic demand for fertilizers; and the positive translation impact of a weaker Canadian dollar. These factors were partly offset by lower shipments of Canadian wheat and canola, mainly for export; and lower domestic volumes of barley and canola oil. Revenue per revenue ton mile increased by 11% in the third quarter and 7% in the first nine months of 2013 when compared to the same periods in 2012, mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar.

Intermodal

	Three months ended September 30				Nine months ended September 30
	2013	2012	% Change	% Change at constant currency	2013	2012	% Change	% Change at constant currency
Revenues (millions)	$577	$510	13%	12%	$1,612	$1,496	8%	7%
RTMs (millions)	11,986	10,492	14%	14%	34,722	31,782	9%	9%
Revenue/RTM (cents)	4.81	4.86	(1%)	(2%)	4.64	4.71	(1%)	(2%)

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. Revenues for this commodity group increased by $67 million, or 13%, in the third quarter and $116 million, or 8%, in the first nine months of 2013 when compared to the same periods in 2012. The increases in both the third quarter and first nine months of 2013 were mainly due to higher shipments through the Port of Vancouver in part as a result of new business, higher volumes through the Port of Halifax in the first half of the year, and increased volumes of domestic intermodal; the impact of a higher fuel surcharge; the positive translation impact of a weaker Canadian dollar; and freight rate increases. These factors were partly offset by lower volumes through the Port of Prince Rupert and the Port of Montreal, particularly in the first half of the year. Revenue per revenue ton mile decreased by 1% in both the third quarter and first nine months of 2013 when compared to the same periods in 2012, mainly due to an increase in the average length of haul, mostly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Automotive

	Three months ended September 30				Nine months ended September 30
	2013	2012	% Change	% Change at constant currency	2013	2012	% Change	% Change at constant currency
Revenues (millions)	$136	$127	7%	4%	$416	$410	1%	-
RTMs (millions)	674	662	2%	2%	2,079	2,119	(2%)	(2%)
Revenue/RTM (cents)	20.18	19.18	5%	2%	20.01	19.35	3%	2%

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to certain vehicle assembly plants in Canada, and Michigan and Mississippi in the U.S. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. Revenues for this commodity group increased by $9 million, or 7%, in the third quarter and $6 million, or 1%, in the first nine months of 2013 when compared to the same periods in 2012. The increases in both the third quarter and first nine months of 2013 were mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar. These factors were partly offset by lower imported finished vehicles in the first half of the year and a non-recurring movement of military equipment in 2012. Revenue per revenue ton mile increased by 5% in the third quarter and 3% in the first nine months of 2013 when compared to the same periods in 2012, mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar, and a decrease in the average length of haul.

Other revenues

	Three months ended September 30				Nine months ended September 30
	2013	2012	% Change	% Change at constant currency	2013	2012	% Change	% Change at constant currency
Revenues (millions)	$271	$260	4%	2%	$737	$728	1%	-

Other revenues are largely derived from non-rail services that support CN’s rail business including vessels, docks, warehousing and distribution, automotive logistic services, trucking operations, as well as from other items which include interswitching and commuter train revenues. Other revenues increased by $11 million, or 4%, in the third quarter and $9 million, or 1%, in the first nine months of 2013 when compared to the same periods in 2012. The increases in both the third quarter and first nine months of 2013 were mainly due to higher revenues from vessels and docks, particularly in the third quarter. These factors were partly offset by lower revenues from transportation management services and trucking operations.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Operating expenses

Operating expenses for the third quarter of 2013 amounted to $1,614 million, compared to $1,512 million in the same quarter of 2012. Operating expenses for the first nine months of 2013 were $4,924 million, compared to $4,623 million in the same period of 2012. The increase of $102 million, or 7%, in the third quarter was mainly due to the negative translation impact of the weaker Canadian dollar on US dollar-denominated expenses, higher labor and fringe benefits expense, higher depreciation and amortization, as well as increased purchased services and material expense. The increase of $301 million, or 7%, in the first nine months of 2013 was mainly due to higher labor and fringe benefits expense, increased purchased services and material expense, the negative translation impact of the weaker Canadian dollar on US dollar-denominated expenses, increased fuel costs, and higher depreciation and amortization.

	Three months ended September 30						Nine months ended September 30
			% Change	% Change at constant currency	Percentage of revenues				% Change	% Change at constant currency	Percentage of revenues
In millions	2013	2012			2013	2012	2013	2012			2013	2012
	(Unaudited)
Labor and fringe benefits	$521	$476	(9%)	(8%)	19.3%	19.0%	$1,588	$1,489	(7%)	(6%)	20.3%	20.2%
Purchased services and material	318	304	(5%)	(3%)	11.8%	12.2%	987	908	(9%)	(8%)	12.6%	12.3%
Fuel	390	369	(6%)	(1%)	14.5%	14.8%	1,197	1,124	(6%)	(4%)	15.3%	15.2%
Depreciation and amortization	241	227	(6%)	(5%)	8.9%	9.1%	726	687	(6%)	(5%)	9.3%	9.3%
Equipment rents	68	64	(6%)	(2%)	2.5%	2.6%	204	185	(10%)	(8%)	2.6%	2.5%
Casualty and other	76	72	(6%)	(1%)	2.8%	2.9%	222	230	3%	5%	2.8%	3.1%
Total operating expenses	$1,614	$1,512	(7%)	(4%)	59.8%	60.6%	$4,924	$4,623	(7%)	(5%)	62.9%	62.6%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, including stock-based compensation; health and welfare; and pension and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. Labor and fringe benefits expense increased by $45 million, or 9%, in the third quarter and $99 million, or 7%, in the first nine months of 2013 when compared to the same periods in 2012. The increase in the third quarter was primarily a result of higher wages due to the impact of a higher workforce level as a result of volume growth and general wage increases, increased pension expense, as well as the negative translation impact of the weaker Canadian dollar. The increase in the nine-month period was primarily a result of higher wages due to the impact of a higher workforce level as a result of volume growth and general wage increases, as well as increased pension expense.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors; materials used in the maintenance of the Company’s track, facilities and equipment; transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $14 million, or 5%, in the third quarter and $79 million, or 9%, in the first nine months of 2013 when compared to the same periods in 2012. The increase in the third quarter was mainly due to higher freight volumes impacting third-party non-rail transportation providers; the negative translation impact of the weaker Canadian dollar; higher maintenance expenses for track, rolling stock and other equipment; as well as higher costs of materials. These factors were partly offset by reduced costs for other outsourced services. The increase in the nine-month period was mainly due to weather-related conditions impacting materials, crew accommodation and utilities expenses; higher costs for third-party non-rail transportation providers; higher maintenance expenses for track, rolling stock and other equipment; and the negative translation impact of the weaker Canadian dollar.

Fuel: Fuel expense includes fuel consumed by assets, including locomotives, vessels, vehicles and other equipment as well as federal, provincial and state fuel taxes. These expenses increased by $21 million, or 6%, in the third quarter and $73 million, or 6%, in the first nine months of 2013 when compared to the same periods in 2012. The increase in the third quarter was primarily due to the negative translation impact of the weaker Canadian dollar and higher freight volumes, which were partly offset by productivity improvements. The increase in the nine-month period was primarily due to higher freight volumes and the negative translation impact of the weaker Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail and related operations. Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairments. These expenses increased by $14 million, or 6%, in the third quarter and $39 million, or 6%, in the first nine months of 2013 when compared to the same periods in 2012. The increases in both the third quarter and nine-month period were mainly due to the impact of net capital additions and the effect of a depreciation study on certain U.S. track and roadway properties, which were partly offset by the effect of a depreciation study on Canadian track and roadway properties. The increase in the nine-month period was also impacted by some asset impairments. See the section of this MD&A entitled Critical accounting policies for additional information relating to the depreciation studies.

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses increased by $4 million, or 6%, in the third quarter and $19 million, or 10%, in the first nine months of 2013 when compared to the same periods in 2012. The increases were primarily due to higher lease costs for freight cars and intermodal equipment on account of volume increases, and the negative translation impact of the weaker Canadian dollar. The increase in the nine-month period was also due to higher net car hire expenses.

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, and travel expenses. These expenses increased by $4 million, or 6%, in the third quarter and decreased by $8 million, or 3%, in the first nine months of 2013 when compared to the same periods in 2012. The increase in the third quarter was mainly due to higher U.S. property taxes as a result of higher rates and/or assessment values, and higher loss and damage claims, which were partly offset by other lower miscellaneous expenses. The decrease in the nine-month period was mainly due to lower environmental expenses that were partly offset by higher U.S. property taxes as a result of higher rates and/or assessment values.

Other

Interest expense: Interest expense was $89 million for the three months ended September 30, 2013 and $266 million for the nine months ended September 30, 2013, compared to $84 million and $256 million, respectively, for the same periods in 2012. The increases were mainly due to a higher level of debt and the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense, partly offset by a lower weighted-average interest rate.

Other income: In the third quarter and first nine months of 2013, the Company recorded other income of $5 million and $75 million, respectively, compared to $18 million and $320 million, respectively, in the same periods in 2012. Included in Other income for 2013 was a gain on exchange of easements in the amount of $29 million in the second quarter and a gain on disposal of the Lakeshore West of $40 million in the first quarter. Included in Other income for 2012 was a gain on disposal of the Bala-Oakville of $281 million in the first quarter.

Income tax expense: In the third quarter and first nine months of 2013, the Company recorded income tax expense of $295 million and $738 million, respectively, compared to $255 million and $757 million, respectively, for the same periods in 2012. Included in the 2013 figures was a net income tax recovery of $7 million consisting of a third quarter $19 million and a second quarter $5 million income tax expense from the enactment of higher provincial corporate income tax rates; a second quarter $15 million income tax recovery from the recognition of U.S. state income tax losses; and a first quarter $16 million income tax recovery from a revision of the apportionment of U.S. state income taxes. Included in the 2012 figures was a second quarter $28 million net income tax expense consisting of a $35 million income tax expense from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery from the recapitalization of a foreign investment. The effective tax rate for the three and nine months ended September 30, 2013 was 29.5% and 27.2%, respectively, and 27.7% and 26.8%, respectively, for the same periods in 2012. Excluding the net income tax recovery of $7 million in 2013 and the net income tax expense of $28 million in 2012, the effective tax rates for the third quarter and first nine months of 2013 were 27.6% and 27.4%, respectively, and 27.7% and 25.8%, respectively, for the same periods in 2012.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Summary of quarterly financial data – unaudited

In millions, except per share data
	2013 Quarters			2012 Quarters				2011 Quarter
	Third	Second	First	Fourth	Third	Second	First	Fourth
Revenues	$2,698	$2,666	$2,466	$2,534	$2,497	$2,543	$2,346	$2,377
Operating income	$1,084	$1,042	$780	$922	$985	$985	$793	$839
Net income	$705	$717	$555	$610	$664	$631	$775	$592

Basic earnings per share	$1.68	$1.69	$1.30	$1.42	$1.53	$1.44	$1.76	$1.33
Diluted earnings per share	$1.67	$1.69	$1.30	$1.41	$1.52	$1.44	$1.75	$1.32

Dividend declared per share	$0.430	$0.430	$0.430	$0.375	$0.375	$0.375	$0.375	$0.325

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section of this MD&A entitled Business risks). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.
The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

In millions, except per share data
	2013 Quarters			2012 Quarters				2011 Quarter

	Third	Second	First	Fourth	Third	Second	First	Fourth
Income tax recoveries (expenses) (1)	$(19)	$(5)	$-	$-	$-	$(28)	$-	$11
After-tax gain on disposal of property (2) (3) (4)	-	18	36	-	-	-	252	-
Impact on net income	$(19)	$13	$36	$-	$-	$(28)	$252	$11

Impact on basic earnings per share	$(0.05)	$0.03	$0.08	$-	$-	$(0.06)	$0.57	$0.02
Impact on diluted earnings per share	$(0.05)	$0.03	$0.08	$-	$-	$(0.06)	$0.57	$0.02

(1)
Income tax recoveries (expenses) resulted mainly from the enactment of provincial corporate income tax rate changes, the recapitalization of a foreign investment, and certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods.

(2)								The Company entered into an exchange of easements without monetary consideration. A gain on disposal of $29 million ($18 million after-tax) was recognized in Other income.

(3)								The Company sold the Lakeshore West for $52 million. A gain on disposal of $40 million ($36 million after-tax) was recognized in Other income.

(4)								The Company sold the Bala-Oakville for $311 million. A gain on disposal of $281 million ($252 million after-tax) was recognized in Other income.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations and is supplemented by borrowings in the money markets and capital markets. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of its financing requirements. As part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing, and considers from time to time the feasibility of dividend increases and share repurchases.
To meet short-term liquidity needs, the Company has a commercial paper program, which is backstopped by its revolving credit facility, expiring on May 5, 2018. Access to commercial paper is dependent on market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its $800 million revolving credit facility to meet its short-term liquidity needs. The Company also has a $450 million accounts receivable securitization program that can be used to meet its liquidity needs. See the section of this MD&A entitled Available financing arrangements for additional information.
The Company has at times had working capital deficits which are considered common in the rail industry because it is capital-intensive, and such deficits are not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at September 30, 2013 and December 31, 2012, the Company had Cash and cash equivalents of $182 million and $155 million, respectively, Restricted cash and cash equivalents of $529 million and $521 million, respectively, and a working capital deficit of $950 million and $334 million, respectively. The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company’s bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. See the section of this MD&A entitled Available financing arrangements for additional information. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term debt capital markets. If the Company were unable to borrow funds at acceptable rates in the long-term debt capital markets, the Company could borrow under its revolving credit facility, draw down on its accounts receivable securitization program, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.
The Company’s U.S. and other foreign subsidiaries hold cash to meet their respective operational requirements. The Company can decide to repatriate funds associated with either undistributed earnings or the liquidation of its foreign operations, including its U.S. and other foreign subsidiaries. Such repatriation of funds would not cause significant tax implications to the Company under the tax treaties currently in effect between Canada and the U.S. and other foreign tax jurisdictions. Therefore, the impact on liquidity resulting from the repatriation of funds held outside Canada would not be significant.

Operating activities

	Three months ended September 30			Nine months ended September 30
In millions	2013	2012	Variance	2013	2012	Variance
Net cash receipts from customers and other	$2,633	$2,476	$157	$7,798	$7,396	$402
Net cash payments for:
Employee services, suppliers and other expenses	(1,256)	(1,235)	(21)	(4,169)	(4,002)	(167)
Interest	(85)	(89)	4	(259)	(275)	16
Personal injury and other claims	(16)	(13)	(3)	(44)	(57)	13
Pensions	(11)	(29)	18	(221)	(587)	366
Income taxes	(199)	(110)	(89)	(655)	(139)	(516)
Net cash provided by operating activities	$1,066	$1,000	$66	$2,450	$2,336	$114

Net cash receipts from customers and other for the three and nine months ended September 30, 2013 increased mainly due to higher revenues. Payments for employee services, suppliers and other expenses for the same periods increased principally due to higher payments for labor and fringe benefits, increased fuel costs, as well as increased purchased services and material.
Company contributions to its various pension plans are made in accordance with the applicable legislation in Canada and the U.S. and are determined by actuarial valuations. Actuarial valuations are required on an annual basis both in Canada and the U.S. The latest actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2012, were filed in

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

June 2013 and identified a going-concern surplus of approximately $1.4 billion, and a solvency deficit of approximately $2.1 billion calculated using the three-year average of the Company’s hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. Under Canadian legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date.
Pension contributions made in the first nine months of 2013 and 2012 of $221 million and $587 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan and include voluntary contributions of $100 million and $450 million, respectively. The pension contributions also include contributions for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. Voluntary contributions can be treated as a prepayment against the Company’s required special solvency payments and as at September 30, 2013, the Company had approximately $570 million of accumulated prepayments which remain available to offset future required solvency deficit payments. The Company expects to make total contributions in 2013 of approximately $235 million for all the Company’s pension plans and to apply approximately $100 million from its accumulated prepayments to satisfy the remainder of its estimated 2013 required solvency deficit payment.
Additional information relating to the pension plans is provided in Note 11 – Pensions and other postretirement benefits to the Company’s 2012 Annual Consolidated Financial Statements.
Net income tax payments increased in 2013 mainly due to a higher final payment for the 2012 fiscal year of $208 million, made in February 2013, and increased installments for the 2013 fiscal year. In 2013, net income tax payments are expected to be approximately $865 million.
The Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligations.

Investing activities

	Three months ended September 30			Nine months ended September 30
In millions	2013	2012	Variance	2013	2012	Variance
Net cash used in investing activities	$579	$547	$(32)	$1,151	$824	$(327)

The Company’s investing activities in the first nine months of 2013 included property additions of $1,185 million and cash proceeds of $52 million from the disposal of the Lakeshore West that occurred in the first quarter of 2013. Investing activities in the first nine months of 2012 included property additions of $1,121 million and cash proceeds of $311 million from the disposal of the Bala-Oakville. See the section of this MD&A entitled Disposal of property for additional information.
The following table details property additions for the three and nine months ended September 30, 2013 and 2012:

	Three months ended September 30		Nine months ended September 30
In millions	2013	2012	2013	2012
Track and roadway	$444	$414	$942	$886
Rolling stock	26	29	112	88
Buildings	22	17	47	34
Information technology	37	29	82	84
Other	10	19	39	46
Gross property additions	539	508	1,222	1,138
Less: capital leases (1)	-	-	37	17
Property additions	$539	$508	$1,185	$1,121

(1)
For the three and nine months ended September 30, 2013, the Company recorded nil and $37 million, respectively, of assets acquired through equipment leases (nil and $17 million, respectively, for the three and nine months ended September 30, 2012), for which an equivalent amount was recorded in debt.

On an ongoing basis, the Company invests in capital expenditure programs for the renewal of the basic track infrastructure, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network.
For 2013, the Company expects to invest approximately $2.0 billion for its capital programs, of which over $1.1 billion is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Free cash flow

The Company generated $341 million and $778 million of free cash flow for the three and nine months ended September 30, 2013, respectively, compared to $333 million and $1,036 million for the same periods in 2012, respectively. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as the sum of net cash provided by operating activities, adjusted for changes in cash and cash equivalents resulting from foreign exchange fluctuations; and net cash used in investing activities, adjusted for changes in restricted cash and cash equivalents, if any, the impact of major acquisitions, if any; and the payment of dividends, calculated as follows:

	Three months ended September 30		Nine months ended September 30
In millions	2013	2012	2013	2012
Net cash provided by operating activities	$1,066	$1,000	$2,450	$2,336
Net cash used in investing activities	(579)	(547)	(1,151)	(824)
Net cash provided before financing activities	487	453	1,299	1,512

Adjustments:
Dividends paid	(180)	(163)	(545)	(491)
Change in restricted cash and cash equivalents	32	46	8	19
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	2	(3)	16	(4)
Free cash flow	$341	$333	$778	$1,036

Financing activities

	Three months ended September 30			Nine months ended September 30
In millions	2013	2012	Variance	2013	2012	Variance
Net cash used in financing activities	$394	$620	$226	$1,288	$1,434	$146

In the third quarter and first nine months of 2013, issuances of debt of $1,096 million and $3,228 million, respectively, related mainly to the Company’s commercial paper and accounts receivable securitization program. On March 12, 2013, the Company, through a wholly-owned subsidiary, repurchased 85% of the 4.40% Notes due March 15, 2013, with a carrying value of US$340 million pursuant to a tender offer for a total cost of US$341 million, including consent payments. The remaining 15% of the 4.40% Notes with a carrying value of US$60 million were paid upon maturity. The remainder of the $932 million and $2,904 million of repayments of debt during the third quarter and first nine months of 2013, respectively, related to the Company’s commercial paper program, accounts receivable securitization program and capital lease obligations.
In the third quarter and first nine months of 2012, issuances of debt of $230 million and $1,861 million related to the Company’s commercial paper program and repayments of debt of $338 million and $1,806 million during the third quarter and first nine months of 2012, respectively, related to the Company’s commercial paper program and capital lease obligations.
Cash received from stock options exercised and the related excess tax benefits realized upon exercise was $5 million for the quarter ended September 30, 2013, compared to $24 million in the corresponding period in 2012. Cash received from stock options exercised and the related excess tax benefits realized upon exercise was $28 million for the first nine months of 2013, compared to $97 million in the corresponding period in 2012.
  In the third quarter and first nine months of 2013, the Company repurchased 3.6 million and 11.1 million common shares for $365 million and $1,095 million, respectively, compared to 4.1 million and 13.3 million common shares for $373 million and $1,095 million, respectively, for the same periods in 2012, under its share repurchase programs.
The Company paid quarterly dividends of $0.43 per share amounting to $180 million in the third quarter of 2013 and $545 million in the first nine months of 2013, compared to $163 million and $491 million, respectively, at the rate of $0.375 per share, for the same periods in 2012.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Credit measures

Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio

	September 30,	2013	2012
Debt-to-total capitalization ratio (1)		39.3%	36.3%
Add: Impact of present value of operating lease commitments (2)		1.8%	1.8%
Adjusted debt-to-total capitalization ratio		41.1%	38.1%

Adjusted debt-to-adjusted EBITDA

$ in millions, unless otherwise indicated	Twelve months ended September 30,	2013	2012
Debt		$7,498	$6,448
Add: Present value of operating lease commitments (2)		587	518
Adjusted debt		8,085	6,966

Operating income		3,828	3,602
Add: Depreciation and amortization		963	918
EBITDA (excluding Other income)		4,791	4,520
Add: Deemed interest on operating leases		30	29
Adjusted EBITDA		$4,821	$4,549

Adjusted debt-to-adjusted EBITDA		1.68 times	1.53 times

(1)		Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.

(2)		The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The increase in the Company’s adjusted debt-to-total capitalization ratio at September 30, 2013, as compared to the same period in 2012, was mainly due to an increased debt level, reflecting the implementation of the accounts receivable securitization program, a higher use of commercial paper and a weaker Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date. This increased debt level as at September 30, 2013, partly offset by a higher operating income earned for the twelve months ended September 30, 2013, resulted in an increase in the Company’s adjusted debt-to-adjusted EBITDA multiple, as compared to the same period in 2012.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Available financing arrangements

Revolving credit facility
The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company exercised such option and on March 22, 2013, the expiry date of the agreement was extended by one year to May 5, 2018. The Company plans to use the credit facility for working capital and general corporate purposes, including backstopping its commercial paper program. As at September 30, 2013, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2012).

Commercial paper
The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at September 30, 2013, the Company had total borrowings of $613 million, of which $515 million was denominated in Canadian dollars and $98 million was denominated in US dollars (US$95 million) presented in Current portion of long-term debt on the Consolidated Balance Sheet (nil as at December 31, 2012). The weighted-average interest rate on these borrowings was 0.98%.

Accounts receivable securitization program
On December 20, 2012, the Company entered into a three-year agreement, commencing on February 1, 2013, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.
The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month. Subject to customary indemnifications, each trust’s recourse is limited to the accounts receivable transferred.
The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the program is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.
The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facility and commercial paper program, and/or access to capital markets.
The Company accounts for its accounts receivable securitization program under Accounting Standards Codification (ASC) 860, Transfers and Servicing. Based on the structure of the program, the Company accounts for the proceeds as a secured borrowing. As such, as at September 30, 2013, the Company recorded $400 million of proceeds received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.16% which is secured by and limited to $463 million of accounts receivable.

Bilateral letter of credit facilities and Restricted cash and cash equivalents
The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 22, 2013, the expiry date of these agreements was extended by one year to April 28, 2016. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at September 30, 2013, the Company had letters of credit drawn of $559 million ($551 million as at December 31, 2012) from a total committed amount of $590 million ($562 million as at December 31, 2012) by the various banks. As at September 30, 2013, cash and cash equivalents of $529 million ($521 million as at December 31, 2012) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Shelf prospectus
As at September 30, 2013, the Company had used $1.2 billion (US$1.2 billion) of its current shelf prospectus filed with Canadian securities regulators and its registration statement filed with the United States Securities and Exchange Commission (SEC), providing for the issuance by CN of up to $2.5 billion of debt securities in the Canadian and U.S. markets. The current shelf prospectus expires December 2013 and the Company intends to file a new shelf prospectus in the fourth quarter of 2013. Access to capital markets under the shelf prospectus is dependent on market conditions at the time of pricing.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at September 30, 2013:

In millions	Total	2013	2014	2015	2016	2017	2018 & thereafter
Debt obligations (1)	$6,730	$1,013	$332	$-	$564	$255	$4,566
Interest on debt obligations	4,862	78	302	294	287	275	3,626
Capital lease obligations (2)	983	13	210	108	306	148	198
Operating lease obligations (3)	699	38	129	108	82	65	277
Purchase obligations (4)	616	276	263	65	7	3	2
Pension contributions (5)	1,175	-	6	345	412	412	-
Other long-term liabilities reflected on
the balance sheet (6)	806	46	61	63	43	42	551
Other commitments (7)	375	15	60	260	40	-	-
Total obligations	$16,246	$1,479	$1,363	$1,243	$1,741	$1,200	$9,220

(1)
Presented net of unamortized discounts, of which $833 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $768 million which are included in “Capital lease obligations“. Also includes $400 million under the accounts receivable securitization program.

(2)	Includes $768 million of minimum lease payments and $215 million of imputed interest at rates ranging from 0.7% to 8.5%.

(3)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(4)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.

(5)
The Company’s pension contributions are based on actuarial funding valuations. The estimated minimum required payments for pension contributions, excluding current service cost, are based on actuarial funding valuations as at December 31, 2012 that were filed in June 2013. As a result of the voluntary contributions made by the Company of $100 million and $700 million in 2013 and 2012, respectively, mainly for the Company’s main pension plan, the CN Pension Plan, there are no minimum required payments for pension contributions, excluding current service cost required for 2013. Voluntary contributions can be treated as prepayment against the Company's required special solvency payments and as at September 30, 2013 the Company had approximately $570 million of accumulated prepayments which remain available to offset future required solvency deficit payments. The Company expects to make total contributions in 2013 of approximately $235 million for all the Company’s pension plans and to apply approximately $100 million from its accumulated prepayments to satisfy the remainder of its estimated 2013 required solvency deficit payment. Actuarial valuations are required annually and as such, future payments for pension contributions are subject to re-evaluation on an annual basis. See the section of this MD&A entitled Business risks, Other risks – Pensions as well as the section of the Company's 2012 Annual Report entitled Critical accounting policies – Pensions and other postretirement benefits.

(6)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions, net unrecognized tax benefits and environmental liabilities that have been classified as contractual settlement agreements.

(7)
Includes estimated remaining commitments of approximately $285 million (US$275 million), in relation to the U.S. federal government legislative requirement to implement positive train control (PTC) by 2015. It also includes estimated remaining commitments of approximately $90 million (US$85 million), in relation to the acquisition of principal lines of the former Elgin, Joliet and Eastern Railway Company, for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

For 2013 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.
See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Disposal of property

2013 – Exchange of easements
On June 8, 2013, the Company entered into an agreement with another Class I railroad to exchange perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) without monetary consideration. The Company has accounted for the exchange of easements at fair value pursuant to Financial Accounting Standards Board (FASB) ASC 845, Nonmonetary Transactions. The transaction resulted in a gain on exchange of easements of $29 million ($18 million after-tax) that was recorded in Other income.

2013 – Disposal of Lakeshore West
On March 19, 2013, the Company entered into an agreement with Metrolinx to sell a segment of the Oakville subdivision in Oakville and Burlington, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), for cash proceeds of $52 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore West at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $40 million ($36 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2012 – Disposal of Bala-Oakville
On March 23, 2012, the Company entered into an agreement with Metrolinx to sell a segment of the Bala and a segment of the Oakville subdivisions in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), for cash proceeds of $311 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Bala-Oakville at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $281 million ($252 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.
The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 8 – Major commitments and contingencies to the Company’s unaudited Interim Consolidated Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 10 – Stock plans to the Company’s 2012 Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the three and nine months ended September 30, 2013 and 2012.

	Three months ended September 30		Nine months ended September 30
In millions	2013	2012	2013	2012

Cash settled awards
Restricted share unit plan (1)	$17	$17	$38	$47
Voluntary Incentive Deferral Plan	4	4	17	14
	21	21	55	61
Stock option awards	3	3	7	8
Total stock-based compensation expense	$24	$24	$62	$69
Tax benefit recognized in income	$7	$7	$15	$16
(1)
The nine months ended September 30, 2013 includes the reversal of approximately $20 million of stock-based compensation expense related to the forfeiture of restricted share units by the Company's former Chief Executive Officer and Chief Operating Officer.

Additional disclosures are provided in Note 5 – Stock plans to the Company’s unaudited Interim Consolidated Financial Statements.

Financial instruments

The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At September 30, 2013, the Company did not have any derivative financial instruments outstanding. At September 30, 2013, Accumulated other comprehensive loss included an unamortized gain of $8 million, $6 million after-tax ($8 million, $6 million after-tax at December 31, 2012) relating to treasury lock transactions settled in a prior year, which is being amortized over the term of the related debt. See Note 11 – Accumulated other comprehensive income (loss) to the Company’s unaudited Interim Consolidated Financial Statements.
Additional disclosure is provided in Note 17 – Financial instruments to the Company’s 2012 Annual Consolidated Financial Statements as well as Note 9 – Financial instruments to the Company’s unaudited Interim Consolidated Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Common shares

Common stock split
On October 22, 2013, the Board of Directors of the Company approved a two-for-one common stock split which is to be effected in the form of a stock dividend of one additional common share of CN for each share outstanding, payable on November 29, 2013, to shareholders of record on November 15, 2013. At the effective date of the stock split, all equity-based benefit plans and the current share repurchase program will be adjusted to reflect the issuance of additional shares. All share and per share data for future periods will also reflect the stock split.

Share repurchase programs
On October 22, 2012, the Board of Directors of the Company had approved a share repurchase program which allowed for the repurchase of up to $1.4 billion in common shares, not to exceed 18.0 million common shares, between October 29, 2012 and October 28, 2013 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company repurchased a total of 14.7 million common shares for $1.4 billion under this share repurchase program.
The following table provides the activity under such share repurchase program as well as the share repurchase programs of the prior year:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2013	2012	2013	2012
Number of common shares repurchased (1)	3.6	4.1	11.1	13.3
Weighted-average price per share (2)	$102.34	$89.82	$99.01	$82.32
Amount of repurchase	$365	$373	$1,095	$1,095
(1)	Includes common shares purchased in the first quarters of 2013 and 2012 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees.

On October 22, 2013, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 15.0 million common shares before adjusting for the stock split, between October 29, 2013 and October 23, 2014 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

Outstanding share data
As at October 22, 2013, the Company had 418.0 million common shares and 3.9 million stock options outstanding.

Recent accounting pronouncements

In February 2013, the FASB issued Accounting Standards Update (ASU) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 added new disclosure requirements to ASC 220, Comprehensive Income, for items reclassified out of accumulated other comprehensive income (AOCI) effective for reporting periods beginning after December 15, 2012. It requires entities to disclose additional information about amounts reclassified out of AOCI by component including changes in AOCI balances and significant items reclassified out of AOCI by the respective line items of net income. The Company has adopted ASU 2013-02 for the reporting period beginning January 1, 2013 and the prescribed disclosures are presented in Note 11 - Accumulated other comprehensive income (loss) to the Company’s unaudited Interim Consolidated Financial Statements.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants required all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the fiscal years beginning on or after January 1, 2011. However, National Instrument 52-107 issued by the Ontario Securities Commission allows SEC issuers, as defined by the SEC, such as CN, to file with Canadian securities regulators financial statements prepared in accordance with U.S. GAAP. As such, the Company decided not to report under IFRS and continues to report under U.S. GAAP. The SEC is currently evaluating the implications of incorporating IFRS into the U.S. financial reporting system. Should the SEC decide it will move forward, the Company will convert its reporting to IFRS when required.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the past three years ended December 31, 2012, as well as the effect of changes to these estimates, can be found on pages 33 to 41 of the Company’s 2012 Annual Report. Such discussions have not changed except as they relate to Depreciation as discussed herein.
In the first quarter of 2013, the Company completed its depreciation study for Canadian track and roadway properties and as a result, the Company changed the estimated service lives for various track and roadway assets and their related composite depreciation rates. This depreciation study resulted in an annualized decrease to depreciation expense of approximately $25 million, to be recorded evenly throughout the year. In the third quarter of 2013, a depreciation study on certain U.S. track and roadway properties resulted in an annualized increase to depreciation expense of approximately $30 million. The depreciation study on the remainder of the U.S. track and roadway properties will be completed by the end of 2013.
As at September 30, 2013 and December 31 and September 30, 2012, the Company had the following amounts outstanding relating to its critical accounting policies:

		September 30	December 31	September 30
In millions		2013	2012	2012
		(Unaudited)		(Unaudited)
Pension asset	-	$123	$-	$126
Pension liability		330	524	290
Other postretirement benefits liability		277	277	280
Provision for personal injury and other claims		321	314	299
Provision for environmental costs		124	123	126
Net deferred income tax liability		5,810	5,512	5,566
Properties		25,383	24,541	24,004

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The following is a discussion of key areas of business risks and uncertainties.

Competition
The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River and transportation via pipelines. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.
Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. Factors affecting the general market conditions for our customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.
The level of consolidation of rail systems in the U.S. has resulted in larger rail systems that are able to offer seamless services in larger market areas and, accordingly, compete effectively with the Company in numerous markets. This requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.
On June 27, 2013, the Department of Justice in Canada notified the Company that the Commissioner of Competition had opened an inquiry into allegations that the Company engaged in tied selling and/or abuse of a dominant position in respect of the rail transportation and transloading of lumber products in western Canada. The Commissioner sought the Company’s consent to the issuance of an order under the Competition Act of Canada to obtain records and information in furtherance of its inquiry. The Company did not object to the issuance of the order and is fully cooperating with the Competition Bureau’s inquiry.
There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, and that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic inhalation hazard

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

materials such as chlorine and anhydrous ammonia, commodities that the Company may be required to transport to the extent of its common carrier obligations. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.
The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.
While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs and emergency plans and procedures), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, and reputation in a particular quarter or fiscal year.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at September 30, 2013, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce
As at September 30, 2013, CN employed a total of 16,374 employees in Canada, of which 12,205 were unionized employees. From time to time, the Company negotiates to renew collective agreements with various unionized groups of employees.
On January 31, 2013, the tentative agreement reached on December 21, 2012 between CN and the International Brotherhood of Electrical Workers (IBEW), covering approximately 700 signals and communications employees was ratified. The new collective agreement will expire on December 31, 2016.
CN and the Teamsters Canada Rail Conference (TCRC) are currently in negotiations for the renewal of the collective agreements covering approximately 3,000 mainline conductors and yard crews, which expired on July 22, 2013. On August 8, 2013, the Minister of Labour appointed conciliation officers to assist the parties to conclude the negotiations. The sixty-day conciliation process ended October 7, 2013, and the parties are now in the statutory cooling off period that will end October 28, 2013. The collective agreements remain in effect until the bargaining process has been exhausted as per the Canada Labour Code.

Disputes relating to the renewal of collective agreements could potentially result in strikes, work stoppages, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. workforce
As at September 30, 2013, CN employed a total of 7,290 employees in the U.S., of which 5,826 were unionized employees.
As of October 22, 2013, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Railroad Company (ICRR), companies owned by Wisconsin Central Ltd. (WC), Bessemer & Lake Erie Railroad Company (BLE) and The Pittsburgh and Conneaut Dock Company (PCD). Agreements in place have various moratorium provisions, ranging from 2010 to 2018, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. Some of these agreements are currently under renegotiation.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

  The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, ICRR, WC, BLE and PCD have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.
Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Regulation
The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency under the Canada Transportation Act (CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the Surface Transportation Board (STB) and (ii) safety regulation by the Federal Railroad Administration (FRA).

Economic regulation – Canada
The CTA provides rate and service remedies, including final offer arbitration (FOA), competitive line rates and compulsory interswitching. The CTA also regulates the maximum revenue entitlement for the movement of grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.
On June 26, 2013, the Government enacted Bill C-52 which gives shippers a right to an agreement respecting the level of service to be provided by a railway company. Bill C-52 also sets out a process by which the level of service to be provided by the railway company can be established through an arbitration process in the event that the parties cannot reach agreement through their own commercial negotiations. However, the arbitration process will not be available to a shipper in respect of a matter that is governed by a written agreement between the shipper and the railway company or in respect of traffic that is subject to a decision issued under the final arbitration process.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company’s results of operations or financial position.

Economic regulation – U.S.
The STB serves as both an adjudicatory and regulatory body and has jurisdiction over railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. On May 23, 2012, the Company filed with the STB a notice of exemption for the intra-corporate merger of Elgin, Joliet and Eastern (EJ&E) into WC. The notice became effective on June 22, 2012 and the Company consummated the merger effective January 1, 2013.
The STB has undertaken proceedings in a number of areas recently on rail issues. On February 24, 2011, the STB held a hearing to review the commodities and forms of service currently exempt from STB regulation and is considering the comments on these matters and may take further action. On May 7, 2012, the STB proposed new regulations concerning the liability of third parties for rail car demurrage providing that any person receiving rail cars from a carrier for loading or unloading who detains the cars beyond a specified period of time may be held liable for demurrage if that person has actual notice of the carrier’s demurrage tariff providing for such liability prior to the carrier’s placement of the cars. On July 25, 2012, following hearings in June 2011 on the state of competition in the railroad industry, the STB commenced a proceeding to consider a proposal by the National Industrial Transportation League for competitive switching. In a first phase, parties submitted at STB’s request on March 1, 2013, a wide variety of data to assess the scope and potential impact of the proposal and submitted reply comments on May 30, 2013. The STB will hold a hearing on October 22, 2013 to further review these matters. On July 18, 2013, the STB issued a decision raising relief caps and making certain other technical changes for rate complaints brought under its simplified rate guidelines.
   As part of the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress has authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet an 80 percent on-time performance standard for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. Compliance with this mandate began with the third

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

quarter of 2010 and is governed by performance metrics and standards jointly issued by the FRA and Amtrak on May 12, 2010. Should the STB commence an investigation and determine that a failure to meet these standards is due to the host railroad’s failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad. On January 19, 2012, Amtrak filed a petition with the STB to commence such an investigation, including a request for damages for preference failures, for allegedly sub-standard performance of Amtrak trains on CN’s ICRR and GTW lines. CN responded on March 9, 2012 to Amtrak’s petition. The STB appointed a mediator for the matter on April 10, 2012, and ordered the proceedings held in abeyance until October 4, 2012 when the mediation ended and the proceedings resumed. On joint motion of the parties, the STB stayed the proceedings until July 31, 2013. The Company participated in a railroad industry challenge to the constitutionality of the joint FRA/Amtrak performance metrics and standards. On May 31, 2012, the U.S. District Court in Washington D.C. upheld PRIIA’s constitutionality over the industry’s challenge. The decision was appealed to the U.S. Court of Appeals for the D.C. Circuit (D.C. Circuit) which, on July 2, 2013, reversed the District Court’s decision and determined that Congress’ delegation to Amtrak of joint legislative authority with the FRA to promulgate the metrics and standards to be unconstitutional. In light of the Court’s decision, and on joint motion of the parties, the STB has stayed the proceedings until July 31, 2014, to provide time that may be necessary for a final resolution on the constitutionality of the metrics and standards pending further appeals. The Government filed a petition for rehearing en banc with the D.C. Circuit on August 16, 2013, to which the industry replied to on September 5, 2013. On October 11, 2013, the D.C. Circuit denied the Government’s petition.
On July 30, 2013, Amtrak filed an application with the STB requesting the agency to set terms and compensation for a new CN/Amtrak Operating Agreement to replace the one that was expiring on August 11, 2013. On August 1, 2013, CN agreed to continue to make its facilities available to Amtrak during the STB’s consideration under the terms of the expired agreement.
The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In the current session of Congress, legislation to repeal the rail industry’s limited antitrust exemptions
(S. 638) has been introduced in the Senate, and there is no assurance that this or other legislation to increase federal economic regulation of the railroad industry will not progress through the legislative process.
The acquisition of the EJ&E in 2009 followed an extensive regulatory approval process by the STB, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line (see the section of this MD&A entitled Contractual obligations). The Company accepted the STB-imposed conditions with one exception. The Company filed an appeal at the U.S. Court of Appeals for the District of Columbia Circuit challenging the STB’s condition requiring the installation of grade separations at two locations along the EJ&E line at Company funding levels significantly beyond prior STB practice. Appeals were also filed by certain communities challenging the sufficiency of the EIS. On March 15, 2011, the Court denied the CN and community appeals. As such, the Company estimates its total remaining commitment related to the acquisition to be approximately $90 million (US$85 million). The commitment for the grade separation projects is based on estimated costs provided by the STB at the time of acquisition and could be subject to adjustment.
The STB also imposed a five-year monitoring and oversight condition, subsequently extended to six years, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions. On November 8, 2012, the STB denied the request of the Village of Barrington, IL that the STB impose additional mitigation that would require CN to fund the full cost of a grade separation at a location along the EJ&E line in Barrington. On December 26, 2012, the Village appealed the STB’s decision to the U.S. Court of Appeals for the D.C. Circuit. Oral arguments will be heard on November 15, 2013.
A first oversight audit of the Company’s EJ&E’s operational and environmental reporting was completed in April 2010, and after public comment was finalized by the STB in December 2010. In December 2011, the STB directed a second oversight audit that commenced on February 17, 2012, that audit was completed on April 30, 2012, and released publicly by the STB on June 18, 2012.
The resolution of matters that could arise during the STB’s remaining oversight of the transaction cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard (USCG) and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels. Regulatory initiatives of these U.S. government agencies may materially adversely affect the Company’s financial position or results of operations.
On November 8, 2011, the Federal Maritime Commission (FMC), which has authority over oceanborne transport of cargo into and out of the U.S., initiated a Notice of Inquiry to examine whether the U.S. Harbor Maintenance Tax (HMT) and other factors may be contributing to

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

the diversion of U.S.-bound cargo to Canadian and Mexican seaports, which could affect CN rail operations. The Company filed comments in this proceeding on January 9, 2012. In July 2012, the FMC issued its study, which found that carriers shipping cargo through Canadian or Mexican ports violate no U.S. law, treaty, agreement, or FMC regulation. The report stated, however, that the HMT is one of many factors affecting the increased use of foreign ports for cargo bound for U.S. destinations and that amendment of the current HMT structure should be considered so as to assist U.S. seaports. On September 17, 2013, the Maritime Goods Movement Act (Bill S. 1509) was introduced and assigned to a congressional committee for consideration. The bill proposes to replace the HMT with a Maritime Goods Movement Fee which would be imposed on any U.S.-destined cargo regardless of its point of entry into North America. Among the bill's goals is to discourage diversion of U.S.-bound goods through Canadian or Mexican ports.

No assurance can be given that any future regulatory or legislative initiatives by the U.S. federal government related to this inquiry and proposed legislation will not materially adversely affect the Company’s results of operations or its competitive and financial position.

Safety regulation – Canada
Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. On May 1, 2013, Bill S-4 came into force which prohibits anyone from operating a railway without having first obtained a Railway Operating Certificate issued by the Minister. The Bill also includes the ability for the government to establish Administrative Monetary Penalties in the event of contravention of prescribed provisions of the Act or regulations.
On July 23, 2013, following a significant derailment involving a non-related short-line railroad within the Province of Quebec, the Federal Minister of Transport issued an Emergency Directive under the Canada Railway Safety Act to enhance the effectiveness of train securement procedures and safety across the Canadian rail industry and to help reduce the risk of unintended train movements that can lead to catastrophic accidents. Transport Canada also issued an order requiring all federal railways to formulate or revise rules, as the case may be, respecting the securement of unattended locomotives and crew size requirements. CN has reviewed its safety policies for unattended trains and adjusted its safety practices to comply with Transport Canada’s order. No assurance can be given that future regulatory initiatives by the Canadian federal government will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Safety regulation – U.S.
Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, positive train control (PTC), grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials are transported. PTC is a collision avoidance technology intended to override locomotive controls and stop a train before an accident. The Company is taking steps to ensure implementation of PTC in accordance with the new law, including working with other Class I railroads to satisfy the requirements for U.S. network interoperability. The Company’s PTC Implementation Plan, submitted in April 2010, has been approved by the FRA. CN’s total implementation costs associated with PTC are estimated to be US$335 million. The legislation also caps the number of on-duty and limbo time hours for certain rail employees on a monthly basis. The Company is taking appropriate steps and is working with the FRA to ensure that its operations conform to the law’s requirements.
   In August 2012, the FRA reported an update of the PTC implementation progress to Congress concluding that the majority of the carriers would be unable to meet the December 31, 2015 implementation deadline. In August 2013, legislation was introduced in the Senate that would delay PTC implementation by five years to the end of 2020, and in the same month, the U.S. Government Accountability Office published a report recommending that Congress give the FRA authority to extend the deadline for individual carriers on a case-by-case basis.

No assurance can be given that these or any future regulatory initiatives by the Canadian and U.S. federal governments will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Security
The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). More specifically, the Company is subject to:

(i) Border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA.

(ii) The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.

(iii) Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic.

(iv) Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada.

The Company has worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

Transportation of hazardous materials
The Company may be required to transport toxic inhalation hazard materials to the extent of its common carrier obligations and, as such, is exposed to additional regulatory oversight.

(i) The PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

(ii) The TSA requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

(iii) The PHMSA has issued regulations to enhance the crashworthiness protection of tank cars used to transport toxic inhalation hazard materials and to limit the operating conditions of such cars.

(iv) In Canada, the Transportation of Dangerous Goods Act establishes the safety requirements for the transportation of goods classified as dangerous and enables the establishment of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods and that dangerous goods be tracked during transport.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Radio communications
The Company uses radios for a variety of operational purposes. Licenses for these activities, as well as the transfer or assignment of these licenses, require authorization of the Federal Communications Commission (FCC). The Company uncovered a number of instances where such authorization was not obtained and disclosed those instances to the FCC on a voluntary basis. The Company is undertaking a number of corrective actions with the FCC to address the situation, the whole without prejudice to a future FCC enforcement action and the imposition of fines.

Other risks

Economic conditions
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Pensions
Overall returns in the capital markets and the level of interest rates affect the funded status of the Company’s defined benefit pension plans.
For accounting purposes, the funded status of all pension plans is calculated at the measurement date, which for the Company is December 31, using generally accepted accounting principles. Adverse changes with respect to pension plan returns and the level of interest rates from the last measurement date may have a material adverse effect on the funded status and significantly impact future pension expense.
For funding purposes, the funded status of the Canadian pension plans is calculated to determine the required level of contributions using going-concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the Canadian Institute of Actuaries. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations as well as changes to existing federal pension legislation may significantly impact future pension contributions and have a material adverse effect on the funded status of the plans and the Company’s results of operations. The Company’s funding requirements are determined upon completion of actuarial valuations which are required on an annual basis for all Canadian plans, or when deemed appropriate by the OSFI. The actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2012, were filed in June 2013 and identified a going-concern surplus of approximately $1.4 billion and a solvency deficit of approximately $2.1 billion calculated using the three-year average of the Company’s hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. Under Canadian legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date. Actuarial valuations are also required annually for the Company’s U.S. pension plans.
In anticipation of its future funding requirements, the Company may occasionally make voluntary contributions in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. The Company has been advised by the OSFI that voluntary contributions can be treated as a prepayment against the Company’s required special solvency payments and as at September 30, 2013, the Company had approximately $570 million of accumulated prepayments which remain available to offset future required solvency deficit payments. Pension contributions made in the first nine months of 2013 and 2012 of $221 million and $587 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan and include voluntary contributions of $100 million and $450 million, respectively. The pension contributions also include contributions for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. The Company expects to make total contributions in 2013 of approximately $235 million for all the Company’s pension plans and to apply approximately $100 million from its accumulated prepayments to satisfy the remainder of its estimated 2013 required solvency deficit payment.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

On July 31, 2013, the Canadian Institute of Actuaries (CIA) published a draft report for comment on Canadian Pensioners Mortality. Final guidance on mortality assumptions is expected in early 2014. The report contains proposed Canadian pensioners mortality tables and improvement scales based on experience studies conducted by the CIA. Based on the CIA’s report, the overall level of recent mortality experience is significantly lower than that anticipated by the current mortality tables which are commonly used. Furthermore, improvement rates experienced in recent years have been substantially higher than current projections. Based on the draft CIA’s report and CN’s experience, revised mortality tables and improvement scales will be used for the 2013 year end accounting valuation and are expected to increase the Company’s projected benefit obligation as at December 31, 2013.
The Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligations.

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the U.S.

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and can interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets. Government response to such events could adversely affect the Company’s operations. Insurance premiums could also increase significantly or coverage could become unavailable.

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to the business failures of its customers. To manage its credit risk on an ongoing basis, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company’s results of operations, financial position or liquidity.

Liquidity
Disruptions in the financial markets or deterioration of the Company’s credit ratings could hinder the Company’s access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company’s liquidity and its access to capital at acceptable rates.

Supplier risk
The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company’s suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company’s rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company’s ability to procure necessary equipment. To manage its supplier risk, it is the Company’s long-standing practice to ensure that more than one source of supply for a key product or service, where feasible, is available. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company’s results of operations or financial position.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Availability of qualified personnel
The Company, like other companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and trainmen, could negatively impact the Company’s ability to meet demand for rail service. The Company expects that approximately 40% of its workforce will be eligible to retire or leave through normal attrition (death, termination, resignation) within the next five-year period. The Company monitors employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs. Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations, financial position or liquidity.

Foreign currency
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar can range up to $10 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby may adversely affect the Company’s revenues and expenses.

Reliance on technology
The Company relies on information technology in all aspects of its business. While the Company has business continuity and disaster recovery plans, as well as other mitigation programs in place, a cyber security attack and significant disruption or failure of its information technology and communications systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and compromise corporate information and assets against intruders and, as such, could adversely affect the Company’s results of operations, financial position or liquidity. If the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company’s results of operations, financial position or liquidity.

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company’s connecting carriers could directly affect the Company’s operations.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Weather and climate change
The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, drought, hurricanes and earthquakes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Climate change, including the impact of global warming, has the potential physical risk of increasing the frequency of adverse weather events, which can disrupt the Company’s operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is too early to predict the manner or degree of such impact on the Company at this time. Restrictions, caps, taxes, or other controls on emissions of greenhouse gasses, including diesel exhaust, could significantly increase the Company’s capital and operating costs or affect the markets for, or the volume of, the goods the Company carries thereby resulting in a material adverse effect on operations, financial position, results of operations or liquidity. More specifically, climate change legislation and regulation could (a) affect CN’s utility coal customers due to coal capacity being replaced with natural gas generation and renewable energy; (b) make it difficult for CN’s customers to produce products in a cost-competitive manner due to increased energy costs; and (c) increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2013, have concluded that the Company’s disclosure controls and procedures were effective.
During the third quarter ended September 30, 2013, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s 2012 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
October 22, 2013

Item 4
Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company (the “registrant”);

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  October 24, 2013
/s/ Claude Mongeau
Claude Mongeau
President and Chief Executive Officer

Item 5
Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Luc Jobin, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company (the “registrant”);

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 24, 2013

/s/ Luc Jobin
Luc Jobin
Executive Vice-President and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	October 24, 2013	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel